SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Interim Consolidated Balance Sheets

As of September 30, 2014, December 31, 2013 and January 1st, 2013

(Expressed in thousands of Brazilian Reais)

Assets	Note	09/30/2014	12/31/2013	01/01/2013
				Restated

Cash and cash equivalents		5,748,116	11,538,241	9,259,265
Investment securities	5	526,789	288,604	476,607
Trade and other receivables		5,300,694	5,490,233	4,264,188
Inventories	6	3,158,975	2,835,643	2,505,463
Taxes receivable		712,002	656,361	116,498
Assets held for sale		-	-	4,086
Current assets		15,446,576	20,809,082	16,626,107

Investment securities	5	75,580	63,796	249,380
Trade and other receivables		2,150,842	2,260,209	1,855,013
Deferred tax assets	7	2,140,412	1,647,765	1,428,662
Taxes receivable		10,910	11,123	12,316
Employee benefits		15,346	23,456	25,480
Investments in associates		37,101	26,451	24,011
Property, plant and equipment	8	14,814,114	14,005,561	12,413,679
Intangible assets		3,500,634	3,213,994	2,936,404
Goodwill	9	26,934,407	27,023,743	26,647,524
Non-current assets		49,679,346	48,276,098	45,592,469

Total assets		65,125,922	69,085,180	62,218,576

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Balance Sheets (continued)

As of September 30, 2014, December 31, 2013 and January 1st, 2013

(Expressed in thousands of Brazilian Reais)

Equity and Liabilities	Note	09/30/2014	12/31/2013	01/01/2013
				Restated

Trade and other payables		12,732,403	15,270,018	13,693,126
Interest-bearing loans and borrowings	10	794,886	1,040,603	837,772
Bank overdrafts		345,975	-	123
Income tax and social contribution payable		586,509	897,076	980,398
Provisions	11	130,814	144,958	137,452
Current liabilities		14,590,587	17,352,655	15,648,871

Trade and other payables		1,671,587	1,556,948	3,063,989
Interest-bearing loans and borrowings	10	1,719,091	1,865,242	2,316,242
Deferred tax liabilities	7	1,701,318	2,095,686	1,367,601
Provisions	11	374,122	431,693	518,076
Employee benefits		1,445,117	1,558,261	1,780,908
Non-current liabilities		6,911,235	7,507,830	9,046,816

Total liabilities		21,501,822	24,860,485	24,695,687

Equity	12
Issued capital		57,508,839	57,000,790	249,061
Reserves		56,950,055	61,220,284	51,649
Carrying value adjustments		(75,959,178)	(75,228,617)	25,097,150
Retained earnings		3,895,621	-	-
Equity attributable to equity holders of Ambev		42,395,337	42,992,457	25,397,860

Non-controlling interests		1,228,763	1,232,238	12,125,029

Total Equity		43,624,100	44,224,695	37,522,889

Total equity and liabilities		65,125,922	69,085,180	62,218,576

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Income Statements

For the nine and three-month periods ended September 30, 2014 and 2013

(Expressed in thousands of Brazilian Reais)

		Nine-month period ended:		Three-month period ended:
	Note	09/30/2014	09/30/2013	09/30/2014	09/30/2013

Net sales	14	25,846,901	23,946,479	8,624,396	8,544,259
Cost of sales		(9,004,740)	(8,248,940)	(2,955,760)	(2,884,137)
Gross profit		16,842,161	15,697,539	5,668,636	5,660,122

Sales and marketing expenses		(6,822,530)	(6,095,495)	(2,159,875)	(2,009,291)
Administrative expenses		(1,192,573)	(1,112,431)	(394,205)	(355,599)
Other operating income/(expenses)	15	966,050	1,018,629	387,959	394,325
Income from operations before special items		9,793,108	9,508,242	3,502,515	3,689,557

Special items		(25,841)	(13,175)	(12,135)	(6,930)
Income from operations		9,767,267	9,495,067	3,490,380	3,682,627

Finance cost	16	(1,716,435)	(1,477,116)	(566,176)	(682,980)
Finance income	16	828,521	474,626	345,085	185,586
Net finance cost		(887,914)	(1,002,490)	(221,091)	(497,394)

Share of results of associates	8	13,213	5,677	3,043	3,892
Income before income tax		8,892,566	8,498,254	3,272,332	3,189,125

Income tax expense	17	(1,189,615)	(1,863,727)	(381,788)	(839,172)
Net income		7,702,951	6,634,527	2,890,544	2,349,953

Attributable to:
Equity holders of Ambev		7,527,119	4,883,597	2,813,598	2,293,889
Non-controlling interests		175,832	1,750,930	76,946	56,064
Basic earnings per share – common		0.48	0.42	0.18	0.15
Diluted earnings per share– common		0.48	0.41	0.18	0.15

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Statements of Comprehensive Income

For the nine and three-month periods ended September 30, 2014 and 2013

(Expressed in thousands of Brazilian Reais)

	Nine-month period ended:		Three-month period ended:
	09/30/2014	09/30/2013	09/30/2014	09/30/2014

Net income	7,702,951	6,634,527	2,890,544	2,349,953

Items that will not be reclassified to profit or loss:
Remeasurement of postemployment benefits	3,463	1,810	15,532	1,347

Items that may be reclassified subsequently to profit or loss:
Gains/(losses) on translation of foreign operations	(254,758)	206,278	1,104,450	(2,589)
Cash flow hedges – gains/(losses)
Recognized in Equity (Cash flow hedge)	190,413	22,081	369,750	22,081
Removed from Equity and included in profit or loss	(245,275)	(72,886)	(67,860)	(72,886)
Deferred income tax variance in Equity	17,103	32,805	(104,822)	24,998
Total cash flow hedges	(37,759)	(18,000)	197,068	(25,807)
Other comprehensive income	(289,054)	190,088	1,317,050	(27,049)
Total comprehensive income	7,413,897	6,824,615	4,207,594	2,322,904
Attributable to
Equity holders of Ambev	7,212,523	5,035,187	3,927,687	2,261,105
Non-controlling interest	201,374	1,789,428	279,907	61,799

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Statements of Changes in Equity

For the nine-month period ended September 30, 2014 and 2013

(Expressed in thousands of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserve	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2014	57,000,790	55,362,431	5,857,853	-	(75,382,296)	42,838,778	1,158,620	43,997,398
Adjustment predecessor basis of accounting (i)	-	-	-	-	153,679	153,679	73,618	227,297
At January 1, 2014 - Adjustment	57,000,790	55,362,431	5,857,853	-	(75,228,617)	42,992,457	1,232,238	44,224,695

Net income	-	-	-	7,527,119	-	7,527,119	175,832	7,702,951

Other comprehensive income
Gains/(losses) on translation of foreign operations	-	-	-	-	(280,331)	(280,331)	25,573	(254,758)
Cash flow hedges - gains / (losses)	-	-	-	-	(37,427)	(37,427)	(332)	(37,759)
Actuarial gain / (losses)	-	-	-	-	3,162	3,162	301	3,463
Total Comprehensive income	-	-	-	7,527,119	(314,596)	7,212,523	201,374	7,413,897
Adjustment for change in practice controlled joint ventures (ii)	-	-	-	(24,094)	89,367	65,273	-	65,273
Capital increase	508,049	(358,216)	-	-	-	149,833	-	149,833
Effect of adoption of predecessor basis of accounting to acquire Cerbuco Brewing Inc.	-	-	-	-	(505,332)	(505,332)	(10,549)	(515,881)
Dividends distributed	-	-	(1,591,164)	(2,038,162)	-	(3,629,326)	(194,300)	(3,823,626)
Interest on shareholder´s equity	-	-	(2,412,165)	(1,569,242)	-	(3,981,407)	-	(3,981,407)
Acquiree shares and result on treasury shares	-	(18,418)	-	-	-	(18,418)	-	(18,418)
Share-based payment	-	109,734	-	-	-	109,734	-	109,734
At September 30, 2014	57,508,839	55,095,531	1,854,524	3,895,621	(75,959,178)	42,395,337	1,228,763	43,624,100

(i) The Company has applied the predecessor basis of accounting to acquire the control of Cerbuco Brewing Inc. (“Cerbuco”), the holding company that owns controlling interest in Bucanero S.A. (“Bucanero”), consistent with the accounting practices adopted in Ambev’s corporate restructuring in 2013.

(ii) The Company reviewed the consolidation accounting treatment related to its distributors in Canada. In line with IFRS 11 (R) we have applied the equity method. For these distributors, the type of legal entity limits the investor responsibility to the amount invested, thereby the investment was limited to zero and the impact of the negative equity reversal of these investments on December 31, 2013 was booked with counterpart in equity.

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Statements of Changes in Equity (continued):

For the nine-month period ended September 30, 2014 and 2013

(Expressed in thousands of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserve	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity

At January 1, 2013	249,061	-	51,649	-	24,905,890	25,206,600	12,062,398	37,268,998
Adjustment predecessor basis of accounting (i)	-	-	-	-	191,260	191,260	62,631	253,891
At January 1, 2013 - Adjustment	249,061	-	51,649	-	25,097,150	25,397,860	12,125,029	37,522,889

Net income	-	-	-	2,657,360	2,226,237	4,883,597	1,750,930	6,634,527

Other comprehensive income
Gains/(losses) on translation of foreign operations	-	-	-	-	169,908	169,908	36,370	206,278
Cash flow hedges - gains / (losses)	-	-	-	-	(20,141)	(20,141)	2,141	(18,000)
Actuarial gain / (losses)	-	-	-	-	1,823	1,823	(13)	1,810
Total Comprehensive income	-	-	-	2,657,360	2,377,827	5,035,187	1,789,428	6,824,615
Capital increase	8,206,879	6,774,951	1,431,928	-	(16,413,758)	-	-	-
Merger of shares	48,527,401	48,527,401	-	-	-	97,054,802	(97,054,802)	-
Adjustment transaction of non-controlling interest´s share	-	-	-	-	(85,242,633)	(85,242,633)	85,242,633	-
Put option to acquire interest in a subsidiary	-	-	-	-	(54,065)	(54,065)	-	(54,065)
Gains/(losses) of controlling interest´s share	-	-	-	-	(77,695)	(77,695)	(108,965)	(186,660)
Dividends	-	-	(13,063)	(2,035,986)	-	(2,049,049)	(67,013)	(2,116,062)
Share-based payment	-	53,325	-	-	-	53,325	-	53,325
Others capital movements of subsidiary	-	-	-	-	(1,278,405)	(1,278,405)	(795,095)	(2,073,500)
At September 30, 2013	56,983,341	55,355,677	1,470,514	621,374	(75,591,579)	38,839,327	1,131,215	39,970,542

(i) The Company has applied the predecessor basis of accounting to acquire the control of Cerbuco Brewing Inc., the holding company that owns controlling interest in Bucanero S.A. (“Bucanero”), consistent with the accounting practices adopted in Ambev’s corporate restructuring in 2013, as described in Note 1 (c)  consolidated financial statements of December 31, 2013.

(ii) Refers to capital increase through the contribution of shares, as described in Note 1 (c) consolidated financial statements of December 31, 2013. This increase was performed at cost value, without measuring any capital gain or loss.

(iii) Mainly refers to the reflex effects of distribution of results from subsidiary until April, 2013, as result of adoption of the predecessor basis of accounting, as described in Note 1 (c) consolidated financial statements of December 31, 2013.

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Cash Flow Statements

For the nine and three-month periods ended September 30, 2014 and 2013

(Expressed in thousands of Brazilian Reais)

		Nine-month period ended:		Three-month period ended:
	Note	09/30/2014	09/30/2013 (i)	09/30/2014	09/30/2013 (i)

Net income		7,702,951	6,634,527	2,890,544	2,349,953
Depreciation, amortization and impairment		1,681,588	1,582,240	593,831	538,234
Impairment losses on receivables and inventories		79,467	107,599	45,465	34,958
Additions in provisions and employee benefits		85,694	126,849	4,866	52,471
Net finance cost	16	887,914	1,002,490	221,091	497,394
Loss/(gain) on sale of property, plant and equipment and intangible assets		4,911	(17,378)	(1,565)	(14,779)
Equity-settled share-based payment expense	18	116,163	120,319	35,508	39,556
Income tax expense	17	1,189,615	1,863,727	381,788	839,172
Share of result of associates		(13,213)	(5,677)	(3,043)	(3,892)
Other non-cash items included in the profit		(296,394)	(137,923)	(105,587)	(63,696)
Cash flow from operating activities before changes in working capital and use of provisions		11,438,696	11,276,773	4,062,898	4,269,371

Decrease/(increase) in trade and other receivables		(67,390)	(312,984)	(32,071)	(266,991)
Decrease/(increase) in inventories		(373,143)	(197,663)	33,146	93,910
Increase/(decrease) in trade and other payables		(1,233,385)	(1,710,696)	77,992	621,609
Cash generated from operations		9,764,778	9,055,430	4,141,965	4,717,899

Interest paid		(858,647)	(357,039)	(348,373)	(195,224)
Interest received		618,567	537,811	237,067	350,716
Dividends received		67,105	102,858	23,291	(7,878)
Income tax paid		(2,467,977)	(2,361,490)	(1,119,705)	(451,993)
Cash flow from operating activities		7,123,826	6,977,570	2,934,245	4,413,520

Proceeds from sale of property, plant and equipment and intangible assets		77,546	65,010	18,441	37,801
Acquisition of property, plant and equipment and intangible assets	8	(3,216,627)	(2,360,290)	(1,220,234)	(1,059,335)
Acquisition of subsidiaries, net of cash acquired		(9,124)	(245,007)	(9,124)	(75,571)
Investment in short term debt securities and net proceeds/(acquisition) of debt securities		(260,713)	(170,956)	(162,048)	(135,956)
Net proceeds/(acquisition) of other assets		28,887	(1)	24,150	-
Cash flow from investing activities		(3,380,031)	(2,711,244)	(1,348,815)	(1,233,061)

Capital increase and advance for future capital increase	12	149,852	-	17,752	-
Share Premium	12	-	-	-	-
Capital increase of non-controlling interests		-	160,344	-	7,471
Proceeds/repurchase of treasury shares	12	(23,698)	(8,920)	(10,725)	-
Proceeds from borrowings		491,083	193,379	23,739	(93,900)
Repayment of borrowings		(1,331,818)	(726,536)	(253,464)	(78,042)
Cash net of finance costs other than interests		(511,027)	(999,711)	267,577	(737,196)
Payment of finance lease liabilities		(1,221)	(1,086)	(399)	(329)
Dividends paid		(8,540,854)	(7,137,082)	(2,548,893)	(2,048,073)
Cash flow from financing activities		(9,767,683)	(8,519,612)	(2,504,413)	(2,950,069)

Net increase/(decrease) in cash and cash equivalents		(6,023,888)	(4,253,286)	(918,983)	230,390
Cash and cash equivalents (ii) at beginning of period		11,538,241	9,259,265	6,025,590	4,806,100
Effect of exchange rate fluctuations		(112,212)	178,269	295,534	147,758
Cash and cash equivalents (ii) at end of period		5,402,141	5,184,248	5,402,141	5,184,248

(i) For better comparability between periods, the amount of R $ 2,988,217 was reclassified, from the line of dividends received to dividends paid.

(ii) Net of bank overdrafts.

The accompanying notes are an integral part of the interim consolidated financial statements.

Notes to the interim consolidated financial statements:

1.	Corporate information
2.	Statement of compliance
3.	Summary of significant accounting policies
4.	Use of estimates and judgments
5.	Investment securities
6.	Inventories
7.	Deferred income tax and social contribution
8.	Property, plant and equipment
9.	Goodwill
10.	Interest-bearing loans and borrowings
11.	Provisions
12.	Changes in equity
13.	Segment reporting
14.	Net Sales
15.	Other operating income/(expenses)
16.	Finance cost and income
17.	Income tax and social contribution
18.	Share-based payments
19.	Financial instruments and risks
20.	Collateral and contractual commitments, advances from customers and other
21.	Contingencies
22.	Related parties
23.	Events after the reporting period

1. CORPORATE INFORMATION

(a)    Description of business

Ambev S.A. (referred to as the “Company” or “Ambev S.A.”), headquartered in São Paulo, Brazil, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, by participating either directly or indirectly in other Brazilian-domiciled companies and elsewhere in the Americas.

The Company’s direct controlling shareholders are Interbrew International B.V. (“IIBV”) and AmBrew S.A. (“Ambrew”), both subsidiaries of Anheuser-Busch InBev N.V/S.A. (“ABI”).

The interim consolidated financial statements were approved by the Board of Directors on October 28, 2014.

(b) Major events in 2014:

On January 2, 2014, BSA Bebidas Ltda. was merged with and into Ambev Brasil Bebidas S.A. and, immediately after, the upstream mergers of Old Ambev and Ambev Brasil Bebidas S.A. with and into Ambev S.A. was approved by the shareholders of each company in Extraordinary General Meeting (EGM) held on such date. As a result, Ambev S.A. received Old Ambev and Ambev Brasil Bebidas S.A.’s assets, rights and liabilities for their book value. Such companies were extinguished, had their shares cancelled, and Ambev S.A. became their successor, according to the law.

The net assets incorporated by the Company is as follow:

	Companhia de Bebidas das Américas S.A.	Ambev Brasil Bebidas S.A.	BSA Bebidas Ltda.
	01/01/2014	01/01/2014	01/01/2014
Assets
Current assets	11,027,626	1,133,510	61,324
Non-current assets	47,220,178	4,906,087	2,700
Total assets	58,247,804	6,039,597	64,024

liabilities
Current liabilities	10,258,087	3,059,124	24,737
Non-current liabilities	12,630,565	912,667	5,755
Total liabilities	22,888,652	3,971,791	30,492

Net assets	35,359,152	2,067,806	33,532

Old Ambev merger was concluded with no increase or decrease in Ambev S.A.’s equity or capital stock because Old Ambev was a wholly-owned subsidiary of Ambev S.A. As a result of Ambev Brasil Bebidas S.A.’s merger, after the merger of BSA Bebidas Ltda., Ambev S.A’s capital stock was increased, equivalent to Ambev Brasil Bebidas S.A.’s equity, corresponding to the investment of non-controlling shareholders Ambev S.A.’s.

On January, 2014, Ambev Luxembourg, a wholly-owned subsidiary of the Company, acquired ABI’s equity interest in Cerbuco Brewing Inc. (“Cerbuco”), who owns interest in Bucanero S.A. (“Bucanero”), leader company in Cuba business beer.

With this acquisition, the Company aims to strengthen its leadership in the Caribbean.

Consistent with accounting practices adopted in corporate restructuring in 2013, the Company applied the predecessor basis of accounting for this transaction with its parent. As a result, the assets and liabilities of the subsidiary acquired are consolidated using the amounts on the date of obtaining control of the acquired subsidiary. The goodwill originated from this acquisition is considered as an asset in the consolidated financial statements. The difference between the amount paid and the precedent value of net assets acquired is accounted in equity.

As a result of the items above explained, the entries by the adoption of the predecessor basis of accounting are well detailed in the separate balance sheet of the Company:

	2013	2012
Cerbuco's equity	153,679	191,260
Acquisition of subsidiary	100%	100%
Adjustment for adoption of the accounting practice of the previous cost	153,679	191,260

Assigned in the Statement of Shareholders' Equity:
Accounting adjustments for transactions between shareholders	153,679	191,260

The impacts of accounting presented above in the income statement of the Company are as follows:

	Nine-month period ended:	Three-month period ended:
	09/30/2013	09/30/2013
Cerbuco's net income	14,090	4,183
Participação acionária após aquisição	100%	100%
Adjustment for adoption of the accounting practice of the precedent cost	14,090	4,183

On March 1, 2014, ABI and the Company entered, through its subsidiaries, into licensing agreements by which the Company's subsidiaries related to Canada’s operations acquired the exclusive right to import, sell, distribute and market branded products Corona and related brands, including but not limited Corona Extra, Corona Light, Coronita, Pacifico e Negra Modelo as well as the exclusive license to use the brands related to these products in Canada.

The Company recorded intangible assets in the amount of R$150,899 in counterpart of the amount disbursed.

2. STATEMENT OF COMPLIANCE

The interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2013. To avoid duplication of disclosures which are included in the annual financial statements, the following notes were not subject to full filling:

(a) Summary of significant accounting policies (Note 3);

(b) Special items (Note 8);

(c) Payroll and related benefits (Note 9);

(d) Additional information on operating expenses by nature (Note 10);

(e) Intangible assets (Note 15);

(f) Trade and other receivables (Note 19);

(g) Cash and cash equivalents (Note 20);

(h) Interest-bearing loans and borrowings (Note 22);

(i) Employee benefits (Note 23);

(j) Trade and other payables (Note 25);

(k) Operating leases (Note 28);

(l) Contingencies (Note 30);

(m) Group Companies (Note 32);

(n) Insurance (Note 33).

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no significant changes in accounting policies and calculation methods used for the interim financial statements as of September 30, 2014 in relation to those presented in the financial statements for the year ended December 31, 2013.

(a)   Basis of preparation and measurement

The interim consolidated financial statements are presented in thousands of Brazilian Reais (R$), rounded to the nearest thousand indicated. Depending on the applicable IFRS requirement, the measurement basis used in preparing the financial statements is historical cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost of acquisition and another measurement basis (e.g., systematic re-measurement), the cost of acquisition approach is applied.

(b)   Recently issued IFRS

The reporting standards below were published and are mandatory for future annual reporting periods. There was no early adoption of standards and amendments to standards by the Company.

IFRS 9 Financial Instruments:

IFRS 9 is the standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and established two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. IFRS 9 also introduces a new hedge accounting model, together with corresponding disclosures about risk management for those companies applying hedge accounting. Because the impairment phase of the IFRS 9 project has not yet been completed, the IASB decided that the mandatory effective date should be decided upon when the entire IFRS 9 project is closer to completion. In June 2014 IASB issued IFRS 9, which will be effective for annual periods beginning on or after January 1, 2018, with the possibility of early adoption.

IFRS 15 Revenue from Contracts with Customers:

The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. In May 2014 IASB issued IFRS 15, which will be effective for annual periods beginning on or after January 1, 2017.

Other standards, interpretations and amendments to standards

Other new standards and amendments and interpretations mandatory to the financial statements for annual periods beginning after January 1, 2014 were not listed above due to its non-applicability or none of them is expected to have a significant effect on the financial statement of the Company.

4. USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision making regarding the judgments about carrying amounts of assets and liabilities that are not readily evident from other sources. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period in which they are realized, or future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, the Company believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

(i) predecessor basis of accounting (Note 1 (c) described in consolidated financial statements of December 31, 2013);

(ii) business combinations;

(iii) impairment;

(iv) provisions;

(v) share-based payments;

(vi) employee benefits;

(vii) current and deferred tax;

(viii) joint arrangements;

(ix) measurement of financial instruments, including derivatives.

Judgments made by Management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are further discussed in the relevant notes hereafter.

5. INVESTMENT SECURITIES

	09/30/2014	12/31/2013

Financial asset at fair value through profit or loss-held for trading	526,789	288,604
Current investments	526,789	288,604

Debt held-to-maturity	75,580	63,796
Non-current investments	75,580	63,796

Total	602,369	352,400

6. INVENTORIES

	09/30/2014	12/31/2013

Finished goods	1,237,743	878,980
Work in progress	246,218	248,083
Raw material	1,201,510	1,310,664
Consumables	47,847	36,979
Spare parts and other	330,341	286,625
Prepayments	160,612	122,153
Impairment losses	(65,296)	(47,841)
	3,158,975	2,835,643

Losses on inventories recognized in the income statement amounted to R$27,992 as of September 30, 2014 (R$67,378 in September 30, 2013).

7. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution are calculated on tax losses, the negative tax basis of social contributions and the temporary differences between the tax bases and the carrying amount in the financial statement of assets and liabilities. The rates of these taxes in Brazil, currently set for the determination of deferred taxes, are 25% for income tax and 9% for social contribution. For the other regions, applied rates, are as follow:

HILA-ex	from 23% to 31%
Latin America - South	from 14% to 35%
Canada	26%

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available to be used to offset temporary differences / loss carry-forwards based on projections of future results prepared and based on internal assumptions and future economic scenarios which may therefore change.

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	09/30/2014			12/31/2013
	Assets	Liabilities	Net	Assets	Liabilities	Net
Trade and other receivables	53,507	-	53,507	47,944	-	47,944
Derivatives	50,658	(28,072)	22,586	50,801	(20,938)	29,863
Inventories	188,721	(5,748)	182,973	138,820	(1,654)	137,166
Loss carryforwards	1,431,988	-	1,431,988	293,330	-	293,330
Employee benefits	405,194	-	405,194	477,182	-	477,182
Property, plant and equipment	-	(656,793)	(656,793)	26,559	(667,386)	(640,827)
Intangible assets	3,357	(575,510)	(572,153)	5,741	(605,011)	(599,270)
Trade and other payables	-	(270,856)	(270,856)	-	(239,324)	(239,324)
Interest-bearing loans and borrowings	-	(8,380)	(8,380)	7,520	-	7,520
Provisions	175,840	(34,498)	141,342	235,103	(21,503)	213,600
Share-based payment	490,823	-	490,823	824,501	-	824,501
Interest on capital	-	(76,723)	(76,723)	-	(247,750)	(247,750)
Partnership profit	-	(567,707)	(567,707)	-	(655,011)	(655,011)
Other items	-	(136,708)	(136,708)	-	(96,845)	(96,845)
Gross deferred tax assets / (liabilities)	2,800,089	(2,360,995)	439,094	2,107,501	(2,555,422)	(447,921)
Netting by taxable entity	(659,677)	659,677	-	(459,736)	459,736	-
Net deferred tax assets / (liabilities)	2,140,412	(1,701,318)	439,094	1,647,765	(2,095,686)	(447,921)

The Company only offsets the balances of deferred income tax and social contribution assets against liabilities when they are within the same entity and are expected to be realized in the same period.

Tax losses and negative bases of social contribution and temporary deductible differences in Brazil, on which the deferred income tax and social contribution were calculated, have no expiry date.

At September 30, 2014 the net assets and liabilities deferred taxes related to combined tax losses has an expected utilization/settlement as follows:

	09/30/2014	12/31/2013
Deferred taxes not related to tax losses
to be recovered within 12 months	1,830,108	1,336,041
to be recovered beyond 12 months	(2,823,002)	(2,077,292)
	(992,894)	(741,251)
Deferred tax related to tax losses
2014	1,281,128	93,659
2015	75,840	67,991
2016	52,226	107,226
Beyond 2017 (i)	22,794	24,454
	1,431,988	293,330

Total	439,094	(447,921)

(i) There is no expected realization that exceeds the period of 10 years.

The net change in deferred income tax and social contribution is detailed as follows:

Balance at December 31, 2013	(447,921)
Recognized in income statement	910,037
Recognized in equity	(23,022)
Balance at September 30, 2014	439,094

As at September 30, 2014, deferred tax assets in the amount of R$251,722 (R$253,850 as at December 31, 2013) related to tax losses from previous periods and temporary differences of subsidiaries abroad were not recorded as the realization is not probable.

The expiry term of these assets is on average five years and the tax losses carried forward in relation to them are equivalent to R$1,014,581 in September 30, 2014 (R$1,014,369 in December 31, 2013).

The income tax and social contribution recognized directly as other comprehensive income were as follows:

	09/30/2014	12/31/2013
Items that will not be reclassified to profit or loss:
Re-measurement of postemployment benefits	-	(91,825)

Items that may be reclassified subsequently to profit or loss:
Cash flow hedges - gains / (losses)	23,597	(37,951)
Net Investment hedges - gains / (losses)	90,346	119,258
	113,943	81,307

8. PROPERTY, PLANT AND EQUIPMENT

	09/30/2014					12/31/2013
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	5,699,253	16,423,499	2,993,907	2,051,043	27,167,702	25,303,003
Effect of movements in foreign exchange	(51,169)	(154,504)	(31,315)	(33,030)	(270,018)	246,928
Acquisitions through business combinations	-	-	-	-	-	76
Acquisitions	1,420	608,038	157,124	2,057,414	2,823,996	3,648,558
Disposals	(432)	(380,463)	(80,417)	(27)	(461,339)	(1,863,812)
Transfer to other asset categories	735,278	1,687,637	253,159	(2,630,865)	45,209	(167,210)
Others	(123,365)	(83,893)	(91,156)	-	(298,414)	159
Balance at end	6,260,985	18,100,314	3,201,302	1,444,535	29,007,136	27,167,702

Depreciation and Impairment
Balance at end of previous year	(1,749,784)	(9,429,199)	(1,983,158)	-	(13,162,141)	(12,889,325)
Effect of movements in foreign exchange	4,786	65,310	17,947	-	88,043	(169,997)
Depreciation	(138,982)	(1,106,945)	(277,445)	-	(1,523,372)	(1,870,692)
Impairment losses	(114)	(51,404)	(32)	-	(51,550)	(73,273)
Disposals	229	306,154	73,064	-	379,447	1,780,034
Transfer to other asset categories	(1,044)	(109,854)	25,765	-	(85,133)	60,152
Others	52,910	54,826	53,948	-	161,684	960
Balance at end	(1,831,999)	(10,271,112)	(2,089,911)	-	(14,193,022)	(13,162,141)
Carrying amount:
December 31, 2013	3,949,469	6,994,300	1,010,749	2,051,043	14,005,561	14,005,561
September 30, 2014	4,428,986	7,829,202	1,111,391	1,444,535	14,814,114	-

Acquisitions in the period refer substantially to modernization, refurbishment, the extension of production lines and construction of new plants in order to increase capacity.

The transfers mainly relates to transfers from assets under construction to their final asset categories.

Capitalized interest is made on loans directly attributable to the acquisition and construction of qualifying assets. The amount of interest on loans capitalized during the period was R$42,043 (R$47,723 as of September 30, 2013). The interest capitalization rate used in 2014 is 6.90% (in 2013 ranged between 6.36% and 11.29%).

The Company leases plant, equipment, fixtures and fittings, which are accounted for as financial leases. The carrying amount of the leased assets was R$28,899 as of September 30, 2014 (R$22,011 as of December 31, 2013).

Contractual commitments to purchase property, plant and equipment amounted to R$271,871 as at September 30, 2014 (R$196,416 as at December 31, 2013).

9. GOODWILL

	09/30/2014	12/31/2013

Goodwill	112,266,376	111,890,157
Provision for losses	(85,242,633)	(85,242,633)
Balance at end of previous year	27,023,743	26,647,524

Effect of movements in foreign exchange	(82,164)	502,241
Acquisitions through business combinations		132,685
Others	(7,172)	(258,707)
Balance at the end of period/year	26,934,407	27,023,743

 (i) Refers to provision  amount related to goodwill paid in shareholders transaction, as described in Note 12 (d.5).

(ii) Refers to goodwill merged of subsidiaries as described in Note 1(b). This goodwill arisen from transactions before the application of IFRS in the Company.

The carrying amount of goodwill was allocated to the different cash-generating units levels as follows:

	Functional Currency	09/30/2014	12/31/2013
LAN:
Brazil	BRL	17,329,026	17,329,026
Dominican Republic	DOP	2,470,905	2,435,529
Cuba	USD	2,733	2,612

LAS:
Argentina	ARS	729,390	905,299
Bolivia	BOB	868,074	828,631
Ecuador	USD	4,064	3,918
Chile	CLP	35,629	39,103
Paraguay	PYG	725,610	679,044
Peru	PEN	46,921	46,437
Uruguay	UYU	147,150	162,166

NA:
Canada Holding	BRL	35,850	35,850
Canada Operational	CAD	4,539,055	4,556,128
		26,934,407	27,023,743

Annual impairment testing

The cash-generating unit to which the goodwill by expectation of future profitability (goodwill) has been allocated must be tested to check the need for reduction to the recoverable amount. The test is made comparing its book value (including the goodwill) with its recoverable value and must be made at least annually or always that there is indication that the unit can be devalued.

The impairment test will be performed during the last quarter of the current year.

10. INTEREST-BEARING LOANS AND BORROWINGS

This note discloses the position of loans and financing of the Company. The Note 19 - Financial instruments and risks discloses additional information with respect to exposure of the Company to the risks of interest rate and currency.

	09/30/2014	12/31/2013

Secured bank loans	199,074	203,019
Unsecured bank loans	564,725	808,962
Other unsecured loans	30,185	26,854
Financial leasing	902	1,768
Current liabilities	794,886	1,040,603

Secured bank loans	446,250	449,915
Unsecured bank loans	788,576	884,119
Debentures and unsecured bond issues	283,477	336,641
Other unsecured loans	180,949	175,171
Financial leasing	19,839	19,396
Non-current liabilities	1,719,091	1,865,242

The Company’s debt was structured in a manner to avoid significant concentration of maturities in each year and tied to different interest rates. The most representative rates are: (i) flat rate for the Bond 2017 (9.5% per year) and debts of Banco Nacional de Desenvolvimento Economico e Social (BNDES) (5.91% per year); (ii) mix of currencies (UMBNDES) (1.74% per year); and Interest Rate (TJLP) (7.21% per year) to loans from BNDES (4.69% per year) and variable rates for loans in U.S. dollar (1.86% per year).

Contract clauses (covenants)

During the period there were no significant changes in contract clauses of loans and borrowings contracted by the Company.

As of September 30, 2014 the Company was in compliance with all its contractual obligations for its loans and financings.

11. PROVISIONS

(a) Provision changes

	Balance as of December 31, 2013	Effect of changes in foreign exchange rates	Provisions made	Provisions used and reversed	Balance as of September 30, 2014

Restructuring	6,070	(23)	-	(1,862)	4,185

Lawsuits tax, labor, civil and others
Civil	9,512	(204)	19,809	(16,010)	13,107
Taxes on sales	141,563	843	38,131	(141,340)	39,197
Income tax	149,859	(192)	27,847	(11,417)	166,097
Labor	174,367	(69)	115,817	(124,017)	166,098
Others	95,280	1,047	44,164	(24,239)	116,252
Total	570,581	1,425	245,768	(317,023)	500,751

Total provisions	576,651	1,402	245,768	(318,885)	504,936

(b) Disbursement expectative

	Total	1 year or less	1-2 years	2-5 years	Over 5 years

Restructuring	4,185	3,691	494	-	-

Lawsuits tax, labor, civil and others
Civil	13,107	2,518	4,361	5,859	369
Taxes on sales	39,197	12,972	10,802	14,510	913
Income tax	166,097	37,562	52,941	71,117	4,477
Labor	166,098	52,405	46,828	62,905	3,960
Others	116,252	21,666	38,956	52,335	3,295
Total	500,751	127,123	153,888	206,726	13,014

Total provisions	504,936	130,814	154,382	206,726	13,014

The expected settlement of provisions was based on management’s best estimate at the interim consolidated financial statements date.

Main lawsuits with probable likelihood of loss:

(a) Sales taxes

In Brazil, the Company and its subsidiaries are involved in several administrative and judicial proceedings related to ICMS, IPI, PIS and Cofins taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment.

(b) Labor

At September 30, 2014, the Company and its subsidiaries are involved in 4,150 (4,108 as of December 31, 2013) labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges.

(c) Other lawsuits

The Company is involved in several lawsuits brought by former distributors which are mainly claiming damages resulting from the termination of their contracts.

The processes with possible likelihood of loss are disclosed in Note 21.

12. CHANGES IN EQUITY

(a) Capital stock

		09/30/2014		09/30/2013
	Million of commom shares	Million of Real	Million of commom shares	Million of Real
Beginning balance as per statutory books	15,664,280	57,000,790	249,061	249,061
Contribution shares	-	-	9,444,537	8,206,879
Merger of shares	-	-	5,967,838	48,527,401
Changes during the period	35,228	508,049	-	-
	15,699,508	57,508,839	15,661,436	56,983,341

 (b) Capital reserves

	Capital reserves
	Treasury shares	Share Premium	Others capital reserve	Share-based payments	Results on treasury shares	Capital reserves
At January 1, 2014	(22,955)	53,663,683	1,012,723	714,825	(5,845)	55,362,431

Capital increase (i)	(28,517)	-	(311,825)	(17,874)	-	(358,216)
Acquiree shares and result on treasury shares	24,496	-	-	-	(42,914)	(18,418)
Share-based payment	-	-	-	109,734	-	109,734
At September 30, 2014	(26,976)	53,663,683	700,898	806,685	(48,759)	55,095,531

	Attributable to equity holders of Ambev
	Treasury shares	Share Premium	Others capital reserve	Share-based payments	Results on treasury shares	Capital reserves

At January 1, 2013	-	-	-	-	-	-

Capital increase	-	5,163,148	1,012,723	599,080	-	6,774,951
Merger of shares	-	48,527,401	-	-	-	48,527,401
Share-based payment	-	-	-	53,325	-	53,325
At September 30, 2013	-	53,690,549	1,012,723	652,405	-	55,355,677

 (i) As described in Note 1 (c) of consolidated financial statements of December 31, 2013, the Company adopted the predecessor basis of accounting for the contribution of shares. Thus, the equivalent value contributed participation is already reflected in equity Ambev SA since January 1, 2012 and at the time of the capital increase, was reclassified from “Carrying value adjustments” to other accounts in equity in accordance with the corporate minutes.

(b.1) Treasury shares

The treasury shares include own issued shares reacquired by the Company.

The changes of treasury shares are as follows:

	Acquire shares		Result on Treasure Shares	Total Treasure Shares
	Million shares	Million Brazilian Real	Million shares	Million Brazilian Real

Beginning balance as per statutory books	1,354	(22,955)	(5,845)	(28,800)
Changes during the period	(319)	4,021	(42,914)	(46,935)
At the end of the period	1,673	(26,976)	(48,759)	(75,735)

(b.2) Share premium

The share premium refers to the difference between subscription prices that the shareholders paid for the shares and theirs nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

(b.3) Share-based payment

There are different share-based payment programs and stock option plans which allow the senior management acquires shares of the Company.

The share-based payment reserve recorded a charge of R$116,161 at September 30, 2014 (R$120,319 at September 30, 2013) (Note 18).

(c) Net income reserve

	Net income reserve
	Investments reserve	Statutory reserve	Fiscal incentive	Additional dividends	Total amount
At January 1, 2014	940,132	4,456	1,849,893	3,063,372	5,857,853

Dividends distributed	(939,957)	-	-	(651,207)	(1,591,164)
Interest on shareholder´s equity	-	-	-	(2,412,165)	(2,412,165)
At September 30, 2014	175	4,456	1,849,893	-	1,854,524

	Net income reserve
	Investments reserve	Statutory reserve	Fiscal incentive	Additional dividends	Total amount

At January 1, 2013	-	4,456	-	47,193	51,649

Capital increase	-	-	1,431,928	-	1,431,928
Dividends	34,130	-	-	(47,193)	(13,063)
At September 30, 2013	34,130	4,456	1,431,928	-	1,470,514

In order to maximize the return to shareholders, the additional dividends may be paid as dividends or interest on shareholders’ equity.

(c.1) Investments reserve

The investment reserve refers to the allocation of part of profits in order to support investment needs.

(c.2) Statutory reserve

From net income, 5% will be applied before any other allocation, to the statutory reserve, which cannot exceed 20% of capital stock. The Company is not required to supplement the statutory reserve in the year when the balance of this reserve, plus the amount of capital reserves, exceeds 30% of the capital stock.

The statutory reserve is to preserve capital resources and can only be used to offset losses or increase capital.

(c.3) Tax incentives

In addition to the participation in tax incentive programs related to income tax, the Company participates in ICMS (VAT) tax benefit programs offered by various States in order to attract investments to their region, in the form of financing, VAT deferral or partial reductions of amounts due. These State programs aim to promote employment, regional decentralization, complementation and diversification of the State’s industrial framework. In these States, the grace and enjoyment periods, reductions and other conditions are provided by the tax legislation.

The portion of the expected income for the period relating to tax incentives, which will be used for the net income reserve at the close of the period ended December 31, 2014, and are therefore not available as a basis for distribution of dividends, is composed of:

	09/30/2014	09/30/2013
ICMS (Brazilian State value added)	766,611	531,562
Income tax	33,444	31,030
	800,055	562,592

 (c.4) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the long-term interest rate (TJLP), such interest being tax-deductible and, when distributed, may be considered part of the mandatory dividends.

As determined by its By-laws, the Company is required to distribute to its shareholders, as a mandatory dividend in respect of each fiscal year ending on December 31, an amount not less than 40% of its net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev S.A.’s financial situation. The mandatory dividend includes amounts paid as interest on shareholders’ equity.

Events during 2014:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount

Board of Directors Meeting	01/06/2014	Interest on shareholder´s equity	01/23/2014	2013	Common	0.1540	2,412,165
Board of Directors Meeting	01/06/2014	Dividends	01/23/2014	2013	Common	0.1000	1,566,341
Board of Directors Meeting	03/25/2014	Dividends	04/25/2014	-	Common	0.0600	939,957	(i)
Board of Directors Meeting	03/25/2014	Dividends	04/25/2014	2014	Common	0.0700	1,096,616
Board of Directors Meeting	07/14/2014	Interest on shareholder´s equity	08/28/2014	2014	Common	0.1000	1,569,242
Board of Directors Meeting	07/14/2014	Dividends	08/28/2014	2014	Common	0.0600	941,545
							8,525,866

(i) These dividends refer to the total amount approved for distribution in the period and were deducted of Investments Reserve.

Events during 2013:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount

Ordinary General Meeting	03/01/2013	Dividends	03/11/2013	2012	Common	0.0524	13,063	(i)
Ordinary General Meeting	03/01/2013	Interest on shareholder´s equity	03/11/2013	2012	Common	0.0443	11,037	(i)
Board of Directors Meeting	08/30/2013	Dividends	09/27/2013	2013	Common	0.1300	2,035,987
							2,060,087

(i) These dividends refer to the total amount approved for distribution in the period, and were accrued in fiscal year of 2012.

Interest on shareholders’ equity and dividends not claimed within three years revert back to the Company.

 (c.5) Proposed dividends and additional dividends

The reserves for proposed dividends and additional dividends proposed are designed to record the dividends to be distributed during the following fiscal year, approved on Corporate Law.

(d)   Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Put option of a subsidiary interest	Gains/losses of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Carrying value adjustments
At January 1, 2014 - originally issued	(72,266)	132,296	(1,003,122)	(2,057,281)	2,114,305	156,091	(74,652,319)	(75,382,296)
Adjustment predecessor basis of accounting (Note 1)	-	-	-	-	-	-	153,679	153,679
At January 1, 2014 - Adjustment	(72,266)	132,296	(1,003,122)	(2,057,281)	2,114,305	156,091	(74,498,640)	(75,228,617)

Other comprehensive income
Gains/(losses) on translation of foreign operations	(273,156)	-	-	-	-	-	(7,175)	(280,331)
Cash flow hedges - gains / (losses)	-	(37,427)	-	-	-	-	-	(37,427)
Actuarial gain / (losses)	-	-	3,162	-	-	-	-	3,162
Total Comprehensive income	(273,156)	(37,427)	3,162	-	-	-	(7,175)	(314,596)
Adjustment for change in practice controlled joint ventures	29,737	-	59,630	-	-	-	-	89,367
Effect of adoption of predecessor basis of accounting to acquire Cerbuco Brewing Inc.	-	-	-	-	-	-	(505,332)	(505,332)
At September 30, 2014	(315,685)	94,869	(940,330)	(2,057,281)	2,114,305	156,091	(75,011,147)	(75,959,178)

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Put option of a subsidiary interest	Gains/losses of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Carrying value adjustments

At January 1, 2013	-	-	-	-	-	-	24,905,890	24,905,890
Adjustment predecessor basis of accounting (Note 1)	-	-	-	-	-	-	191,260	191,260
At January 1, 2013 - Adjustment	-	-	-	-	-	-	25,097,150	25,097,150

Net income	-	-	-	-	-	-	2,226,237	2,226,237

Gains/(losses) on translation of foreign operations	(51,823)	-	-	-	-	-	221,731	169,908
Cash flow hedges - gains / (losses)	-	(20,141)	-	-	-	-	-	(20,141)
Actuarial gain / (losses)	-	-	1,823	-	-	-	-	1,823
Total Comprehensive income	(51,823)	(20,141)	1,823	-	-	-	2,447,968	2,377,827
Capital increase	(3,697)	69,830	(1,205,172)	(2,003,216)	(263,890)	156,091	(13,163,704)	(16,413,758)
Put option to acquire interest in a subsidiary	-	-	-	(54,065)	-	-	-	(54,065)
Adjustment transaction of non-controlling interest´s share	-	-	-	-	-	-	(85,242,633)	(85,242,633)
Gains/(losses) of controlling interest´s share	-	-	-	-	2,328,742	-	(2,406,437)	(77,695)
Others capital movements of subsidiary	-	-	-	-	-	-	(1,278,405)	(1,278,405)
At September 30, 2013	(55,520)	49,689	(1,203,349)	(2,057,281)	2,064,852	156,091	(74,546,061)	(75,591,579)

(d.1) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements with a functional currency different from the Real.

The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges, in conformity with IAS 39 Financial Instruments: Recognition and Measurement hedge accounting rules.

(d.2) Cash flow hedge reserves

The hedge reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (Note 19 - Financial instruments and risks).

(d.3) Actuarial gains and losses

The actuarial gains and losses include expectations with regards to the future pension plans obligations. Consequently, the results of actuarial gains and losses are recognized on a timely basis considering best estimate obtained by Management. Accordingly, the Company recognizes on a quarterly basis the results of these estimated actuarial gains and losses according to the expectations presented based on an independent actuarial report.

(d.4) Put option of a subsidiary interest

As part of the CND acquisition agreement, a sell option (“put”) was issued by the Company and a purchase option(“call”) was issued by E. León Jimenes S.A. (“ELJ”), which may result in an acquisition by the Company of the remaining shares of CND, for a value based on EBITDA multiples, being “put” exercisable annually until 2019 and the “call” in 2019. On September 30, 2014 the put option held by ELJ is valued at R$2,810,679 and the liability was recorded against equity in accordance with the IFRS 3 and categorized as “Level 3”. No value has been assigned to the call option held by the Company. The fair value of this consideration deferred was calculated by using standard valuation techniques (present value of the principal amount and future interest rates, discounted by the market rate). The criteria used are based on market information and from reliable sources and they are revaluated on an annual basis at the same moment that the Company applies the impairment test. The changes of this option are presented as Note 19 - Financial instruments and risks.

(d.5) Accounting for acquisition of non-controlling interests

As determined by IAS 27 – Consolidated and Separate Financial Statements, in paragraph 30 and 31, any difference between the amount paid (fair value) for the acquisition of non-controlling interests and the related book value of such non-controlling interest shall be recognized directly in controlling shareholders’ equity. For the acquisition of non-controlling interest related to Old Ambev, the abovementioned adjustment was recognized in the carrying value adjustments.

13. SEGMENT REPORTING

The information is presented in thousands of Brazilian Reais, except for volumes, which are presented in thousands of hectoliters.

(a) Reportable segments – periods ended in:

	Latin America - north (i)		Latin America - south (ii)		Canada		Consolidated
	09/30/2014	09/30/2013	09/30/2014	09/30/2013	09/30/2014	09/30/2013	09/30/2014	09/30/2013

Volume	89,173	84,647	25,779	25,540	7,241	6,954	122,194	117,142

Net sales	17,861,417	16,052,608	4,523,718	4,709,895	3,461,766	3,183,976	25,846,901	23,946,479
Cost of sales	(6,214,001)	(5,449,675)	(1,742,390)	(1,877,304)	(1,048,349)	(921,961)	(9,004,740)	(8,248,940)
Gross profit	11,647,416	10,602,933	2,781,328	2,832,591	2,413,417	2,262,015	16,842,161	15,697,539
Sales and marketing expenses	(4,679,308)	(4,125,420)	(1,011,437)	(1,014,526)	(1,131,785)	(955,549)	(6,822,530)	(6,095,495)
Administrative expenses	(905,658)	(818,937)	(167,216)	(183,783)	(119,699)	(109,711)	(1,192,573)	(1,112,431)
Other operating income/(expenses)	993,984	1,033,840	(27,684)	(20,585)	(250)	5,374	966,050	1,018,629
Normalized income from operations (normalized EBIT)	7,056,434	6,692,416	1,574,991	1,613,697	1,161,683	1,202,129	9,793,108	9,508,242
Special items	(3,000)	(3,185)	(16,761)	(4,444)	(6,080)	(5,546)	(25,841)	(13,175)
Income from operations (EBIT)	7,053,434	6,689,231	1,558,230	1,609,253	1,155,603	1,196,583	9,767,267	9,495,067
Net finance cost	(523,957)	(739,517)	(395,200)	(275,943)	31,243	12,970	(887,914)	(1,002,490)
Share of result of associates	7,647	4,454	-	-	5,566	1,223	13,213	5,677
Income before income tax	6,537,124	5,954,168	1,163,030	1,333,310	1,192,412	1,210,776	8,892,566	8,498,254
Income tax expense	(447,953)	(930,441)	(416,172)	(637,094)	(325,490)	(296,192)	(1,189,615)	(1,863,727)
Net income	6,089,171	5,023,727	746,858	696,216	866,922	914,584	7,702,951	6,634,527

Normalized EBITDA	8,339,521	7,857,721	1,864,379	1,916,371	1,270,796	1,316,390	11,474,696	11,090,482
Special items	(3,000)	(3,185)	(16,761)	(4,444)	(6,080)	(5,546)	(25,841)	(13,175)
Depreciation, amortization and impairment excluding special items	(1,283,087)	(1,165,305)	(289,388)	(302,674)	(109,113)	(114,261)	(1,681,588)	(1,582,240)
Net finance costs	(523,957)	(739,517)	(395,200)	(275,943)	31,243	12,970	(887,914)	(1,002,490)
Share of results of associates	7,647	4,454	-	-	5,566	1,223	13,213	5,677
Income tax expense	(447,953)	(930,441)	(416,172)	(637,094)	(325,490)	(296,192)	(1,189,615)	(1,863,727)
Net income	6,089,171	5,023,727	746,858	696,216	866,922	914,584	7,702,951	6,634,527

Normalized EBITDA margin in %	46.7%	48.9%	41.2%	40.7%	36.7%	41.3%	44.4%	46.3%

Acquisition of property, plant and equipment	2,332,244	1,960,742	680,510	358,843	224,010	125,775	3,236,764	2,445,360
Additions to / (reversals of) provisions	136,481	178,297	10,577	2,004	-	3,094	147,058	183,395
Full time employee	38,559	37,953	10,369	10,194	2,803	2,894	51,731	51,041

	09/30/2014	09/30/2013	09/30/2014	09/30/2013	09/30/2014	09/30/2013	09/30/2014	09/30/2013

Segment assets	41,463,472	40,217,782	9,166,270	8,135,681	6,792,153	6,611,172	57,421,895	54,964,635
Intersegment elimination							(2,340,683)	(927,371)
Non-segmented assets							10,044,710	15,047,916
Total assets							65,125,922	69,085,180

Segment liabilities	12,485,618	14,336,057	3,753,926	2,873,146	2,270,946	2,450,957	18,510,490	19,660,160
Intersegment elimination							(2,340,683)	(927,371)
Non-segmented liabilities							48,956,115	50,352,391
Total liabilities							65,125,922	69,085,180

(i) Latin America – North: includes operations in Brazil and HILA-ex (Cuba, Guatemala and Dominican Republic).

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay, Uruguay, Ecuador and Peru.

 (b) Additional information – by Business unit – periods ended in:

	Latin America - north
	Beer		Soft drink		Total
	09/30/2014	09/30/2013	09/30/2014	09/30/2013	09/30/2014	09/30/2013

Volume	66,231	62,531	22,942	22,116	89,173	84,647

Net sales	14,874,510	13,339,599	2,986,907	2,713,009	17,861,417	16,052,608
Cost of sales	(4,781,520)	(4,133,425)	(1,432,481)	(1,316,250)	(6,214,001)	(5,449,675)
Gross profit	10,092,989	9,206,174	1,554,427	1,396,759	11,647,416	10,602,933
Sales and marketing expenses	(4,029,910)	(3,538,238)	(649,398)	(587,182)	(4,679,308)	(4,125,420)
Administrative expenses	(839,216)	(738,649)	(66,442)	(80,288)	(905,658)	(818,937)
Other operating income/(expenses)	803,926	822,774	190,058	211,066	993,984	1,033,840
Normalized income from operations (normalized EBIT)	6,027,790	5,752,061	1,028,644	940,355	7,056,434	6,692,416
Special items	(2,056)	(2,333)	(944)	(852)	(3,000)	(3,185)
Income from operations (EBIT)	6,025,734	5,749,728	1,027,700	939,503	7,053,434	6,689,231
Net finance cost	(523,957)	(739,517)	-	-	(523,957)	(739,517)
Share of result of associates	7,647	4,454	-	-	7,647	4,454
Income before income tax	5,509,424	5,014,665	1,027,700	939,503	6,537,124	5,954,168
Income tax expense	(447,745)	(930,441)	(208)	-	(447,953)	(930,441)
Net income	5,061,679	4,084,224	1,027,492	939,503	6,089,171	5,023,727

Normalized EBITDA	7,075,245	6,711,145	1,264,276	1,146,577	8,339,521	7,857,722
Special items	(2,056)	(2,333)	(944)	(852)	(3,000)	(3,185)
Depreciation, amortization and impairment excluding special items	(1,047,455)	(959,084)	(235,632)	(206,222)	(1,283,087)	(1,165,306)
Net finance costs	(523,957)	(739,517)	-	-	(523,957)	(739,517)
Share of results of associates	7,647	4,454	-	-	7,647	4,454
Income tax expense	(447,745)	(930,441)	(208)	-	(447,953)	(930,441)
Net income	5,061,679	4,084,224	1,027,492	939,503	6,089,171	5,023,727

Normalized EBITDA margin in %	47.6%	50.3%	42.3%	42.3%	46.7%	48.9%

	Brazil
	Beer		Soft drink		Total
	09/30/2014	09/30/2013	09/30/2014	09/30/2013	09/30/2014	09/30/2013

Volume	61,895	58,328	21,741	21,154	83,636	79,482

Net sales	13,767,524	12,395,432	2,707,061	2,483,339	16,474,585	14,878,771
Cost of sales	(4,332,701)	(3,737,824)	(1,220,508)	(1,132,580)	(5,553,209)	(4,870,404)
Gross profit	9,434,823	8,657,608	1,486,553	1,350,759	10,921,376	10,008,367
Sales and marketing expenses	(3,752,686)	(3,323,433)	(576,178)	(527,954)	(4,328,864)	(3,851,387)
Administrative expenses	(786,661)	(669,101)	(46,531)	(59,039)	(833,192)	(728,140)
Other operating income/(expenses)	807,878	834,937	190,631	202,571	998,509	1,037,508
Normalized income from operations (normalized EBIT)	5,703,354	5,500,011	1,054,475	966,337	6,757,829	6,466,348
Income from operations (EBIT)	5,703,354	5,500,011	1,054,475	966,337	6,757,829	6,466,348
Net finance cost	(542,291)	(726,829)	-	-	(542,291)	(726,829)
Share of result of associates	7,647	4,454	-	-	7,647	4,454
Income before income tax	5,168,710	4,777,636	1,054,475	966,337	6,223,185	5,743,973
Income tax expense	(371,436)	(871,172)	-	-	(371,436)	(871,172)
Net income	4,797,274	3,906,464	1,054,475	966,337	5,851,749	4,872,801

Normalized EBITDA	6,655,478	6,368,658	1,255,605	1,146,381	7,911,083	7,515,039
Depreciation, amortization and impairment excluding special items	(952,124)	(868,647)	(201,130)	(180,044)	(1,153,254)	(1,048,691)
Net finance costs	(542,291)	(726,829)	-	-	(542,291)	(726,829)
Share of results of associates	7,647	4,454	-	-	7,647	4,454
Income tax expense	(371,436)	(871,172)	-	-	(371,436)	(871,172)
Net income	4,797,274	3,906,464	1,054,475	966,337	5,851,749	4,872,801

Normalized EBITDA margin in %	48.3%	51.4%	46.4%	46.2%	48.0%	50.5%

	HILA-ex
	Beer		Soft drink		Total
	09/30/2014	09/30/2013	09/30/2014	09/30/2013	09/30/2014	09/30/2013

Volume	4,336	4,204	1,201	962	5,537	5,165

Net sales	1,106,986	944,167	279,846	229,670	1,386,832	1,173,837
Cost of sales	(448,819)	(395,601)	(211,973)	(183,670)	(660,792)	(579,271)
Gross profit	658,166	548,566	67,874	46,000	726,040	594,566
Sales and marketing expenses	(277,224)	(214,805)	(73,220)	(59,228)	(350,444)	(274,033)
Administrative expenses	(52,555)	(69,548)	(19,911)	(21,249)	(72,466)	(90,797)
Other operating income/(expenses)	(3,952)	(12,163)	(573)	8,495	(4,525)	(3,668)
Normalized income from operations (normalized EBIT)	324,436	252,050	(25,831)	(25,982)	298,605	226,068
Special items	(2,056)	(2,333)	(944)	(852)	(3,000)	(3,185)
Income from operations (EBIT)	322,380	249,717	(26,775)	(26,834)	295,605	222,883
Net finance cost	18,334	(12,688)	-	-	18,334	(12,688)
Income before income tax	340,714	237,029	(26,775)	(26,834)	313,939	210,195
Income tax expense	(76,309)	(59,269)	(208)	-	(76,517)	(59,269)
Net income	264,405	177,760	(26,983)	(26,834)	237,422	150,926

Normalized EBITDA	419,767	342,487	8,671	196	428,438	342,683
Special items	(2,056)	(2,333)	(944)	(852)	(3,000)	(3,185)
Depreciation, amortization and impairment excluding special items	(95,331)	(90,437)	(34,502)	(26,178)	(129,833)	(116,615)
Net finance costs	18,334	(12,688)	-	-	18,334	(12,688)
Income tax expense	(76,309)	(59,269)	(208)	-	(76,517)	(59,269)
Net income	264,405	177,760	(26,983)	(26,834)	237,422	150,926

Normalized EBITDA margin in %	37.9%	36.3%	3.1%	0.1%	30.9%	29.2%

	Latin America - south
	Beer		Soft drink		Total
	09/30/2014	09/30/2013	09/30/2014	09/30/2013	09/30/2014	09/30/2013

Volume	15,211	15,019	10,569	10,521	25,779	25,540

Net sales	3,391,055	3,392,722	1,132,663	1,317,173	4,523,718	4,709,895
Cost of sales	(1,084,109)	(1,081,608)	(658,281)	(795,696)	(1,742,390)	(1,877,304)
Gross profit	2,306,946	2,311,114	474,382	521,477	2,781,328	2,832,591
Sales and marketing expenses	(701,262)	(665,974)	(310,175)	(348,552)	(1,011,437)	(1,014,526)
Administrative expenses	(129,731)	(138,317)	(37,485)	(45,466)	(167,216)	(183,783)
Other operating income/(expenses)	(19,246)	(13,932)	(8,438)	(6,653)	(27,684)	(20,585)
Normalized income from operations (normalized EBIT)	1,456,707	1,492,891	118,284	120,806	1,574,991	1,613,697
Special items	(16,761)	(4,444)	-	-	(16,761)	(4,444)
Income from operations (EBIT)	1,439,946	1,488,447	118,284	120,806	1,558,230	1,609,253
Net finance cost	(370,230)	(262,423)	(24,970)	(13,520)	(395,200)	(275,943)
Income before income tax	1,069,717	1,226,024	93,313	107,286	1,163,030	1,333,310
Income tax expense	(375,497)	(635,699)	(40,675)	(1,395)	(416,172)	(637,094)
Net income	694,220	590,325	52,638	105,891	746,858	696,216

Normalized EBITDA	1,694,505	1,731,796	169,874	184,575	1,864,379	1,916,371
Special items	(16,761)	(4,444)	-	-	(16,761)	(4,444)
Depreciation, amortization and impairment excluding special items	(237,798)	(238,905)	(51,590)	(63,769)	(289,388)	(302,674)
Net finance costs	(370,230)	(262,423)	(24,970)	(13,520)	(395,200)	(275,943)
Income tax expense	(375,497)	(635,699)	(40,675)	(1,395)	(416,172)	(637,094)
Net income	694,220	590,325	52,638	105,891	746,858	696,216

Normalized EBITDA margin in %	50.0%	51.0%	15.0%	14.0%	41.2%	40.7%

	Canada
	09/30/2014		09/30/2013
	Beer	Total	Beer	Total

Volume	7,241	7,241	6,954	6,954

Net sales	3,461,766	3,461,766	3,183,976	3,183,976
Cost of sales	(1,048,349)	(1,048,349)	(921,961)	(921,961)
Gross profit	2,413,417	2,413,417	2,262,015	2,262,015
Sales and marketing expenses	(1,131,785)	(1,131,785)	(955,549)	(955,549)
Administrative expenses	(119,699)	(119,699)	(109,711)	(109,711)
Other operating income/(expenses)	(250)	(250)	5,374	5,374
Normalized income from operations (normalized EBIT)	1,161,683	1,161,683	1,202,129	1,202,129
Special items	(6,080)	(6,080)	(5,546)	(5,546)
Income from operations (EBIT)	1,155,603	1,155,603	1,196,583	1,196,583
Net finance cost	31,243	31,243	12,970	12,970
Share of result of associates	5,566	5,566	1,223	1,223
Income before income tax	1,192,412	1,192,412	1,210,776	1,210,776
Income tax expense	(325,490)	(325,490)	(296,192)	(296,192)
Net income	866,922	866,922	914,584	914,584

Normalized EBITDA	1,270,796	1,270,796	1,316,390	1,316,390
Special items	(6,080)	(6,080)	(5,546)	(5,546)
Depreciation, amortization and impairment excluding special items	(109,113)	(109,113)	(114,261)	(114,261)
Net finance costs	31,243	31,243	12,970	12,970
Share of results of associates	5,566	5,566	1,223	1,223
Income tax expense	(325,490)	(325,490)	(296,192)	(296,192)
Net income	866,922	866,922	914,584	914,584

Normalized EBITDA margin in %	36.7%	36.7%	41.3%	41.3%

(c) Reportable segments - Three-month period ended:

	Latin America - north (i)		Latin America - south (ii)		Canada		Consolidated
	09/30/2014	09/30/2013	09/30/2014	09/30/2013	09/30/2014	09/30/2013	09/30/2014	09/30/2013

Volume	28,807	28,849	8,355	8,167	2,736	2,604	39,898	39,620

Net sales	5,817,071	5,668,025	1,497,056	1,627,147	1,310,269	1,249,087	8,624,396	8,544,259
Cost of sales	(1,996,826)	(1,870,034)	(564,312)	(656,002)	(394,622)	(358,101)	(2,955,760)	(2,884,137)
Gross profit	3,820,245	3,797,991	932,744	971,145	915,647	890,986	5,668,636	5,660,122
Sales and marketing expenses	(1,489,490)	(1,333,428)	(306,473)	(343,443)	(363,912)	(332,420)	(2,159,875)	(2,009,291)
Administrative expenses	(325,952)	(265,803)	(46,833)	(64,082)	(21,420)	(25,714)	(394,205)	(355,599)
Other operating income/(expenses)	399,998	389,316	(12,775)	(520)	736	5,529	387,959	394,325
Normalized income from operations (normalized EBIT)	2,404,801	2,588,076	566,663	563,100	531,051	538,381	3,502,515	3,689,557
Special items	(900)	(1,022)	(11,266)	(362)	31	(5,546)	(12,135)	(6,930)
Income from operations (EBIT)	2,403,901	2,587,054	555,397	562,738	531,082	532,835	3,490,380	3,682,627
Net finance cost	(123,529)	(251,480)	(108,490)	(246,859)	10,928	945	(221,091)	(497,394)
Share of result of associates	2,644	3,486	-	-	399	406	3,043	3,892
Income before income tax	2,283,016	2,339,060	446,907	315,879	542,409	534,186	3,272,332	3,189,125
Income tax expense	(104,633)	(388,554)	(132,659)	(306,125)	(144,496)	(144,493)	(381,788)	(839,172)
Net income	2,178,383	1,950,506	314,248	9,754	397,913	389,693	2,890,544	2,349,953

Normalized EBITDA	2,866,447	2,970,148	661,722	674,837	568,177	582,806	4,096,346	4,227,791
Special items	(900)	(1,022)	(11,266)	(362)	31	(5,546)	(12,135)	(6,930)
Depreciation, amortization and impairment	(461,646)	(382,072)	(95,059)	(111,737)	(37,126)	(44,425)	(593,831)	(538,234)
Net finance costs	(123,529)	(251,480)	(108,490)	(246,859)	10,928	945	(221,091)	(497,394)
Share of results of associates	2,644	3,486	-	-	399	406	3,043	3,892
Income tax expense	(104,633)	(388,554)	(132,659)	(306,125)	(144,496)	(144,493)	(381,788)	(839,172)
Net income	2,178,383	1,950,506	314,248	9,754	397,913	389,693	2,890,544	2,349,953

Normalized EBITDA margin in %	49.3%	52.4%	44.2%	41.5%	43.4%	46.7%	47.5%	49.5%

Acquisition of property, plant and equipment	973,709	899,812	216,360	172,997	39,500	41,001	1,229.569	1,113,810
Additions to / (reversals of) provisions	22,459	68,208	4,543	496	-	3,094	27,002	71,798
Full time employee	38,559	37,953	10,369	10,194	2,803	2,894	51,731	51,041

(d)   Additional information – by business unit – Three-month period ended:

	Latin America - north
	Beer		Soft drink		Total
	09/30/2014	09/30/2013	09/30/2014	09/30/2013	09/30/2014	09/30/2013

Volume	21,247	21,196	7,560	7,653	28,807	28,849

Net sales	4,780,506	4,700,808	1,036,565	967,217	5,817,071	5,668,025
Cost of sales	(1,551,259)	(1,425,140)	(445,567)	(444,894)	(1,996,826)	(1,870,034)
Gross profit	3,229,247	3,275,668	590,998	522,323	3,820,245	3,797,991
Sales and marketing expenses	(1,306,568)	(1,162,957)	(182,922)	(170,471)	(1,489,490)	(1,333,428)
Administrative expenses	(299,837)	(237,409)	(26,115)	(28,394)	(325,952)	(265,803)
Other operating income/(expenses)	294,108	301,622	105,890	87,694	399,998	389,316
Normalized income from operations (normalized EBIT)	1,916,950	2,176,924	487,851	411,152	2,404,801	2,588,076
Special items	(602)	(730)	(298)	(292)	(900)	(1,022)
Income from operations (EBIT)	1,916,348	2,176,194	487,553	410,860	2,403,901	2,587,054
Net finance cost	(123,529)	(251,480)	-	-	(123,529)	(251,480)
Share of result of associates	2,644	3,486	-	-	2,644	3,486
Income before income tax	1,795,463	1,928,200	487,553	410,860	2,283,016	2,339,060
Income tax expense	(104,570)	(388,554)	(63)	-	(104,633)	(388,554)
Net income	1,690,893	1,539,646	487,490	410,860	2,178,383	1,950,506

Normalized EBITDA	2,292,389	2,493,021	574,058	477,128	2,866,447	2,970,149
Special items	(602)	(730)	(298)	(292)	(900)	(1,022)
Depreciation, amortization and impairment	(375,439)	(316,097)	(86,207)	(65,976)	(461,646)	(382,073)
Net finance costs	(123,529)	(251,480)	-	-	(123,529)	(251,480)
Share of results of associates	2,644	3,486	-	-	2,644	3,486
Income tax expense	(104,570)	(388,554)	(63)	-	(104,633)	(388,554)
Net income	1,690,893	1,539,646	487,490	410,860	2,178,383	1,950,506

Normalized EBITDA margin in %	48.0%	53.0%	55.4%	49.3%	49.3%	52.4%

	Brazil
	Beer		Soft drink		Total
	09/30/2014	09/30/2013	09/30/2014	09/30/2013	09/30/2014	09/30/2013

Volume	19,676	19,635	7,116	7,272	26,792	26,907

Net sales	4,390,951	4,331,885	936,131	876,576	5,327,082	5,208,461
Cost of sales	(1,404,925)	(1,267,427)	(368,559)	(375,711)	(1,773,484)	(1,643,138)
Gross profit	2,986,026	3,064,458	567,572	500,865	3,553,598	3,565,323
Sales and marketing expenses	(1,227,797)	(1,092,865)	(158,781)	(151,219)	(1,386,578)	(1,244,084)
Administrative expenses	(283,214)	(207,056)	(19,495)	(19,050)	(302,709)	(226,106)
Other operating income/(expenses)	295,666	305,569	106,209	85,233	401,875	390,802
Income from operations (EBIT)	1,770,681	2,070,106	495,505	415,829	2,266,186	2,485,935
Net finance cost	(136,917)	(247,306)	-	-	(136,917)	(247,306)
Share of result of associates	2,644	3,486	-	-	2,644	3,486
Income before income tax	1,636,408	1,826,286	495,505	415,829	2,131,913	2,242,115
Income tax expense	(72,871)	(372,353)	-	-	(72,871)	(372,353)
Net income	1,563,537	1,453,933	495,505	415,829	2,059,042	1,869,762

Normalized EBITDA	2,115,779	2,352,351	568,811	472,682	2,684,590	2,825,033
Depreciation, amortization and impairment	(345,098)	(282,245)	(73,306)	(56,853)	(418,404)	(339,098)
Net finance costs	(136,917)	(247,306)	-	-	(136,917)	(247,306)
Share of results of associates	2,644	3,486	-	-	2,644	3,486
Income tax expense	(72,871)	(372,353)	-	-	(72,871)	(372,353)
Net income	1,563,537	1,453,933	495,505	415,829	2,059,042	1,869,762

Normalized EBITDA margin in %	48.2%	54.3%	60.8%	53.9%	50.4%	54.2%

	HILA-ex
	Beer		Soft drink		Total
	09/30/2014	09/30/2013	09/30/2014	09/30/2013	09/30/2014	09/30/2013

Volume	1,571	1,561	444	381	2,015	1,942

Net sales	389,555	368,923	100,434	90,641	489,989	459,564
Cost of sales	(146,334)	(157,713)	(77,008)	(69,183)	(223,342)	(226,896)
Gross profit	243,221	211,210	23,426	21,458	266,647	232,668
Sales and marketing expenses	(78,771)	(70,092)	(24,141)	(19,252)	(102,912)	(89,344)
Administrative expenses	(16,623)	(30,353)	(6,620)	(9,344)	(23,243)	(39,697)
Other operating income/(expenses)	(1,558)	(3,947)	(319)	2,461	(1,877)	(1,486)
Normalized income from operations (normalized EBIT)	146,269	106,818	(7,654)	(4,677)	138,615	102,141
Special items	(602)	(730)	(298)	(292)	(900)	(1,022)
Income from operations (EBIT)	145,667	106,088	(7,952)	(4,969)	137,715	101,119
Net finance cost	13,388	(4,174)	-	-	13,388	(4,174)
Income before income tax	159,055	101,914	(7,952)	(4,969)	151,103	96,945
Income tax expense	(31,699)	(16,201)	(63)	-	(31,762)	(16,201)
Net income	127,356	85,713	(8,015)	(4,969)	119,341	80,744

Normalized EBITDA	176,610	140,670	5,247	4,446	181,857	145,116
Special items	(602)	(730)	(298)	(292)	(900)	(1,022)
Depreciation, amortization and impairment	(30,341)	(33,852)	(12,901)	(9,123)	(43,242)	(42,975)
Net finance costs	13,388	(4,174)	-	-	13,388	(4,174)
Income tax expense	(31,699)	(16,201)	(63)	-	(31,762)	(16,201)
Net income	127,356	85,713	(8,015)	(4,969)	119,341	80,744

Normalized EBITDA margin in %	45.3%	38.1%	5.2%	4.9%	37.1%	31.6%

	Latin America - south
	Beer		Soft drink		Total
	09/30/2014	09/30/2013	09/30/2014	09/30/2013	09/30/2014	09/30/2013

Volume	4,914	4,757	3,441	3,410	8,355	8,167

Net sales	1,145,624	1,171,411	351,432	455,736	1,497,056	1,627,147
Cost of sales	(348,905)	(382,795)	(215,407)	(273,207)	(564,312)	(656,002)
Gross profit	796,719	788,616	136,025	182,529	932,744	971,145
Sales and marketing expenses	(211,960)	(225,041)	(94,513)	(118,402)	(306,473)	(343,443)
Administrative expenses	(38,209)	(49,374)	(8,624)	(14,708)	(46,833)	(64,082)
Other operating income/(expenses)	(7,849)	2,969	(4,926)	(3,489)	(12,775)	(520)
Normalized income from operations (normalized EBIT)	538,701	517,171	27,962	45,929	566,663	563,100
Special items	(11,266)	(362)	-	-	(11,266)	(362)
Income from operations (EBIT)	527,435	516,809	27,962	45,929	555,397	562,738
Net finance cost	(96,171)	(241,191)	(12,319)	(5,668)	(108,490)	(246,859)
Income before income tax	431,265	275,618	15,642	40,261	446,907	315,879
Income tax expense	(122,639)	(305,730)	(10,020)	(395)	(132,659)	(306,125)
Net income	308,626	(30,112)	5,622	39,866	314,248	9,754

Normalized EBITDA	616,532	608,657	45,190	66,180	661,722	674,837
Special items	(11,266)	(362)	-	-	(11,266)	(362)
Depreciation, amortization and impairment	(77,831)	(91,486)	(17,228)	(20,251)	(95,059)	(111,737)
Net finance costs	(96,171)	(241,191)	(12,319)	(5,668)	(108,490)	(246,859)
Income tax expense	(122,639)	(305,730)	(10,020)	(395)	(132,659)	(306,125)
Net income	308,626	(30,112)	5,622	39,866	314,248	9,754

Normalized EBITDA margin in %	53.8%	52.0%	12.9%	14.5%	44.2%	41.5%

	Canada
	09/30/2014		09/30/2013
	Beer	Total	Beer	Total

Volume	2,736	2,736	2,604	2,604

Net sales	1,310,269	1,310,269	1,249,087	1,249,087
Cost of sales	(394,622)	(394,622)	(358,101)	(358,101)
Gross profit	915,647	915,647	890,986	890,986
Sales and marketing expenses	(363,912)	(363,912)	(332,420)	(332,420)
Administrative expenses	(21,420)	(21,420)	(25,714)	(25,714)
Other operating income/(expenses)	736	736	5,529	5,529
Normalized income from operations (normalized EBIT)	531,051	531,051	538,381	538,381
Special items	31	31	(5,546)	(5,546)
Income from operations (EBIT)	531,082	531,082	532,835	532,835
Net finance cost	10,928	10,928	945	945
Share of result of associates	399	399	406	406
Income before income tax	542,409	542,409	534,186	534,186
Income tax expense	(144,496)	(144,496)	(144,493)	(144,493)
Net income	397,913	397,913	389,693	389,693

Normalized EBITDA	568,177	568,177	582,806	582,806
Special items	31	31	(5,546)	(5,546)
Depreciation, amortization and impairment	(37,126)	(37,126)	(44,425)	(44,425)
Net finance costs	10,928	10,928	945	945
Share of results of associates	399	399	406	406
Income tax expense	(144,496)	(144,496)	(144,493)	(144,493)
Net income	397,913	397,913	389,693	389,693

Normalized EBITDA margin in %	43.4%	43.4%	46.7%	46.7%

14. NET SALES

The reconciliation from gross sales to net sales is as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2014	09/30/2013	09/30/2014	09/30/2013
Gross sales	55,386,057	47,383,934	18,190,692	17,031,122
Deductions from gross revenue	(29,539,156)	(23,437,455)	(9,566,296)	(8,486,863)
	25,846,901	23,946,479	8,624,396	8,544,259

15. OTHER OPERATING INCOME / (EXPENSES)

	Nine-month period ended:		Three-month period ended:
	09/30/2014	09/30/2013	09/30/2014	09/30/2013
Government grants/NPV of long term fiscal incentives	949,489	804,818	332,165	251,031
(Additions to )/reversal of provisions	3,715	(16,960)	17,513	(15,650)
Net gain on disposal of property, plant and equipment and intangible assets	(4,911)	17,379	1,564	14,780
Net rental income	106	2,677	34	876
Net other operating income/(expense)	17,651	210,715	36,683	143,288
	966,050	1,018,629	387,959	394,325

Annually, the Company reassesses the discount rate used to measure the subsidy in government loans in accordance with their cost of external funding.

16. FINANCE COST AND INCOME

(a)     Finance costs

	Nine-month period ended:		Three-month period ended:
Finance costs	09/30/2014	09/30/2013	09/30/2014	09/30/2013

Interest expense	(544,155)	(433,871)	(176,270)	(152,835)
Capitalized borrowings	42,043	47,723	8,697	16,474
Net Interest on Pension Plans	(59,568)	(65,717)	(34,073)	(22,902)
Losses on hedging instruments that are not part of a hedge accounting relationship	(591,750)	(368,846)	(168,245)	(136,254)
Hedge ineffectiveness losses	(51,119)	(11,677)	(37,737)	(2,052)
Interest on tax contingencies	(88,498)	(92,425)	(26,295)	(36,292)
Exchange variation	(271,284)	(337,527)	(83,739)	(283,129)
Tax on financial transactions	(57,370)	(65,442)	(13,546)	(23,026)
Bank guarantee expenses	(52,433)	(60,838)	(20,338)	(22,650)
Other financial costs, including bank fees	(42,301)	(88,496)	(14,630)	(20,314)
	(1,716,435)	(1,477,116)	(566,176)	(682,980)

Interest expenses are presented net of the effect of interest rate derivative instruments which mitigate Ambev S.A. interest rate risk (Note 19).

The interest expense is as follows:

	Nine-month period ended:		Three-month period ended:
Interest expense	09/30/2014	09/30/2013	09/30/2014	09/30/2013

Financial liabilities measured at amortized cost	(288,505)	(207,295)	(86,555)	(68,077)
Liabilities at fair value through profit or loss	(232,312)	(207,134)	(81,128)	(76,804)
Fair value hedge - hedged items	(26,233)	4,682	(4,930)	(5,876)
Fair value hedge - hedging instruments	2,895	(24,124)	(3,657)	(2,078)
	(544,155)	(433,871)	(176,270)	(152,835)

(b)     Finance income

	Nine-month period ended:		Three-month period ended:
Finance income	09/30/2014	09/30/2013	09/30/2014	09/30/2013

Interest income	290,033	214,638	127,882	71,882
Net gains on hedging instruments that are not part of a hedge accounting relationship	476,735	177,526	195,095	89,025
Gains on no derivative instrument at fair value through profit or loss	44,902	65,314	18,968	20,961
Dividend income, non-consolidated companies	7,368	-	-	-
Others	9,483	17,148	3,140	3,718
	828,521	474,626	345,085	185,586

Interest income arises from the following financial assets:

	Nine-month period ended:		Three-month period ended:
Interest income	09/30/2014	09/30/2013	09/30/2014	09/30/2013

Cash and cash equivalents	164,228	159,317	37,375	50,935
Investment securities held for trading	125,805	55,321	90,507	20,947
	290,033	214,638	127,882	71,882

(c)      Hedge result

The net income from the cash flow hedge and net income hedges recognized directly as comprehensive income is shown below:

	Nine-month period ended:		Three-month period ended:
Hedging reserve	09/30/2014	09/30/2013	09/30/2014	09/30/2013
Recognized in Equity (cash flow hedge)	190,413	-	369,750	-
Removed from Equity and included in profit or loss	(245,275)	-	(67,860)	-
Deferred income tax variance in Equity and other changes	17,103	(18,000)	(104,822)	(25,807)
	(37,759)	(18,000)	197,068	(25,807)

Exchange differences on translation of foreign operations (gains/ (losses))
Losses on financial instruments determined as hedges of investment	(80,539)	(139,771)	(413,579)	(122,061)

17. INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are analyzed as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2014	09/30/2013	09/30/2014	09/30/2013

Income tax expense - current	(2,099,652)	(1,777,495)	(857,676)	(376,871)

Deferred tax (expense)/income on temporary differences	(228,621)	(156,270)	(485,992)	(327,241)
Deferred tax on taxes losses	1,138,658	70,038	961,880	(135,060)
Total deferred tax (expense)/income	910,037	(86,232)	475,888	(462,301)

Total income tax expenses	(1,189,615)	(1,863,727)	(381,788)	(839,172)

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2014	09/30/2013	09/30/2014	09/30/2013
Profit before tax	8,892,566	8,498,254	3,272,332	3,189,125
Adjustment on taxable basis
Net financial income and other non-taxable income	(385,695)	(239,411)	(123,754)	(47,091)
Government grants related to sales taxes	(766,611)	(531,562)	(255,889)	(190,660)
Share of results of associates	(13,213)	(5,677)	(3,043)	(3,892)
Expenses not deductible for tax purposes	239,161	72,719	(1,573)	(65,303)
	7,966,208	7,794,323	2,888,073	2,882,179
Aggregated weighted nominal tax rate	31.97%	32.68%	31.50%	33.26%
Taxes – nominal rate	(2,546,685)	(2,546,795)	(909,739)	(958,494)
Adjustment on tax expense
Regional incentives - income taxes	33,444	31,030	14,856	9,337
Deductible interest on shareholders equity	1,020,000	128,607	340,000	1
Tax savings from goodwill amortization on tax books	161,663	187,822	53,955	62,607
Withholding tax on dividends and other income	(112,272)	(232,884)	(47,651)	(181,440)
Income tax provision	(5,530)	2,549	(4,776)	2,092
Others with reduced taxation	259,765	565,944	171,567	226,725
Income tax and social contribution expense	(1,189,615)	(1,863,727)	(381,788)	(839,172)
Effective tax rate	13.38%	21.93%	11.67%	26.31%

The main event occurred in the period that impacted the effective tax rate was the increased benefit related to the recognition of interest on shareholder’s equity.

The Company has been granted income tax incentives by the Brazilian Government in order to promote economic and social development in certain areas of the North and Northeast. These incentives are recorded as income on an accrual basis and allocated at year-end to the tax incentive reserve account.

On May 13, 2014, it was published Law No. 12,973/14, which is the result of conversion into law of Provisional Measure nº 627. Among its provisions, the highlights are mainly:

(a) adaptation of the fiscal regulations to the new accounting rules introduced by Law nº 11,638/07 (end of “RTT”, with the approach of Brazilian accounting standards to international accounting standards IFRS - International Financial Reporting Standards);

(b) introduction of new rules related to tax on profits earned abroad, from subsidiaries and affiliates located abroad.

The new legislation has brought the option of early adoption for the year 2014, or the mandatory adoption after January 1, 2015. The Company may also adopt in advance the provisions related to RTT, and maintain the mandatory effective date in 2015 to the section of profits earned abroad, and vice versa.

The Company performed a diagnosis of possible impacts of Law 12,973/14 dispositions, both in its financial statements as in its internal control structure. The early adoption may eliminate some risks of tax contingencies, especially regarding to exemption from income tax on dividends paid based on corporate profits for the year 2014, when this exceeds the income determined based on the Brazilian accounting practices in 2007 (“fiscal profit”). As the result of the diagnosis has not presented material effects, the Company decided that will adopt it in 2014..

18. SHARE-BASED PAYMENTS

There are different share-based payment programs and stock option plans which allow the senior management from economic group to receive or acquire shares of the Company. For all option plans, the fair value is estimated at grant date, using the Hull binomial pricing model, modified to reflect the IFRS 2 Share‑based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

This current model of share based payment includes two types of grants: (i) for the first type of grant, the beneficiary may choose to allocate 30%, 40%, 60%, 70% or 100% of the amount related to the profit share he received in the year, at the immediate exercise of options, thus acquiring the corresponding shares of the Company, and the delivery of a substantial part of the acquired shares is conditioned to the permanency in the Company for a period of five-years from the date of exercise (“Grant 1”) and; (ii) for the second type of grant, the beneficiary may exercise the options after a period of five years (“Grant 2”).

Additionally, to encourage managers’ mobility, some options granted were modified, where the dividend protection features of such options were canceled in exchange for issuing 229 thousand options in 2014 (222 thousand options in 2013), representing the economic value of the dividend protection feature eliminated. As there was no change to the fair value of the original award immediately prior to the modification and the fair value of the modified award immediately after the change, no additional expense was recorded as a result of this change.

The EGM occurred on July 30, 2013 approved the Stock Swap Merger, through which each Old Ambev common and preferred share, not owned by Ambev S.A., was exchanged for five new Ambev S.A. common shares. The holders of ADRs representing Common or Preferred shares of Old Ambev, received five Ambev S.A. ADRs for each Old Ambev ADR exchanged. This development was also considered for the comparative calculations shown below.

The weighted average fair value of the options and assumptions used in applying the Ambev S.A. option pricing model for the 2014 and 2013 grants are as follows:

In R$, except when mentioned	09/30/2014	(i)	12/31/2013	(i)

Fair value of options granted	11.61		6.11
Share price	16.61		17.09
Exercise price	16.61		17.09
Expected volatility	32.63%		32.8%
Vesting year	5		5
Expected dividends	5%		De 0%a5%
Risk-free interest rate	2.7%a12.3%	(ii)	1.9%à12.6%	(ii)

(i)    Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The percentages include the grants of stock options and ADRs during the period, in which the risk-free interest rate of ADRs are calculated in U.S. dollar.

The total number of outstanding options developed as follows:

Thousand options	09/30/2014	12/31/2013

Options outstanding at January 1st	147,718	143,915
Options issued during the period	229	13,056
Options exercised during the period	(14,663)	(7,219)
Options forfeited during the period	(2,990)	(2,034)
Options outstanding at ended period/year	130,294	147,718

The range of exercise prices of the outstanding options is between R$1.28 (R$1.83 as of December 31, 2013) and R$18.63 (R$17.84 as of December 31, 2013) and the weighted average remaining contractual life is approximately 9.45 years (8.51 years as of December 31, 2013).

Of the 130,294 thousand outstanding options (147,718 thousand as of December 31, 2013), 54,527 thousand options are vested as at September 30, 2014 (34,570 thousand as of December 31, 2013).

The weighted average exercise price of the options is as follows:

In R$ per share	09/30/2014	12/31/2013

Options outstanding at January 1	6.30	7.23
Options issued during the period	15.46	17.03
Options forfeited during the period	9.32	8.11
Options exercised during the period	2.81	2.70
Options outstanding at ended period	7.51	6.30
Options exercisable at ended period	3.40	3.32

For the options exercised during the period of 2014, the weighted average market price on the exercise date was R$16.19.

To settle stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans.

During the period, Ambev S.A. issued 4,933 thousand (4,270 in 2013) deferred stock units related to exercise of the options in the model “Grant 1”. These deferred stock units are valued at the share price of the day of grant, representing a fair value of approximately R$77,879 (R$76,487 in 2013), and cliff vest after five years.

The total number of shares purchased under the plan of shares by employees, whose grant is deferred to a future time under certain conditions (deferred stock), is shown below:

Thousand deferred shares	09/30/2014	12/31/2013

Deferred shares outstanding at January 1	15,588	11,530
New deferred shares during the period	4,933	4,270
Deferred shares forfeited during the period	(860)	(212)
Deferred shares outstanding at ended period/year	19,661	15,588

 Additionally, certain employees and directors of the Company received options to acquire ABI shares, the compensation cost of which is recognized in the income statement against equity in Ambev S.A.’s interim consolidated financial statements as of September 30, 2014.

These share-based payments generated an expense of R$120,894 in the period ended September 30, 2014 (R$124,299 for the period ended September 30, 2013), recorded as Administrative expenses.

19. FINANCIAL INSTRUMENTS AND RISKS

19.1) Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and as a whole to define strategies to manage the economic impact on the Company’s performance consistent with its Financial Risk Management Policy.

The Company’s use of derivatives strictly follows its Financial Risk Management Policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev S.A. carries out its operations. The policy comprises four main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where Ambev S.A. operates must be denominated in their respective local currencies. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect Ambev S.A.’s revenues, costs and/or investment amounts. The policy states that all the currently known risks (e.g. foreign currency and interest) shall be mitigated by contracting derivative instruments. Existing risks not yet evident (e.g. future contracts for the purchase of raw material or property, plant and equipment) shall be mitigated using projections for the period necessary for the Company to adapt to the new costs scenario that may vary from ten to fourteen months, also through the use of derivative instruments. Most of the balance sheet translation risks are not mitigated. Any exception to the policy must be approved by the Board of Directors.

The Company’s operations are subject to the risk factors described below:

(a) Market risk

a.1) Foreign currency risk

The Company incurs foreign currency risk on borrowings, investments, purchases, dividends and/or interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivatives financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non-deliverable forwards and full deliverable forwards.

Foreign currency risk on operational activities

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, the Company’s policy is to apply cash flow hedge in transactions which are reasonably expected to occur. The Company maintains controls in order to identify all exposure and once identified, it contracts derivatives for hedge.

The table below shows the main net foreign currency positions on September 30, 2014, and the exposure may vary from ten to fourteen months, according to the Company’s Financial Risk Management Policy. Positive values indicate that the Company is long (net future cash inflows) while negative values indicate that the Company is short (net future cash outflows).

	09/30/2014			12/31/2013
	Total exposed	Derivatives total	Open position	Total exposed	Derivatives total	Open position
Dollar	(6,288,716)	6,288,716	-	(5,605,798)	5,605,798	-
Euro	(345,318)	345,318	-	(394,054)	394,054	-
	(6,634,034)	6,634,034	-	(5,999,852)	5,999,852	-

Foreign currency on operating activities sensitivity analysis

As shown in the table above, the Company’s operational activities in foreign currency are protected by hedge derivative instruments, and thus the Company considers it is protected in relation to the risk of variations regarding this risk is nil. Therefore, any variation in the prices of foreign currencies to which the Company's operations are linked, have no impact on income statement.

The estimated impact on equity from the calculation of Probable Scenario (parametric VaR) would be R$318,535; Adverse scenario (25% fluctuation) would be R$1,211,711; and Remote scenario (50% fluctuation) would be R$2,385,484 in the prices of foreign currencies as of September 30, 2014.

a.2) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, taking into account market conditions as well as the Company’s overall business strategy.

Interest rate risk on borrowings in Brazilian Real

In July 2007, Ambev International Finance Co. (Ambev S.A.’s wholly-subsidiary) issued a Brazilian Real bond (Bond 2017), of R$300,000, which bears interest at 9.5% per year, with interest repayable semi-annually with final maturity in July 2017.

The Company entered into a fixed/floating interest rate swap to hedge the interest rate risk on the Bond 2017. These operations have been designated in a fair value hedge.

Interest rate on debt securities in Brazilian Real

During the period of 2014, Ambev S.A. invested in government (fixed income) bonds. These instruments are categorized financial asset at fair value through profit as held for trading. The Company also purchased interest rate futures contracts to compensate for exposure to real interest rate on the government bonds. Both instruments are measured at fair value, with the respective variations recorded in the income statement.

The table below shows the Company’s exposure related to debts, before and after applying hedge accounting, segregated by the currency in which the debt is denominated, as well as the interest rates of the respective transactions.

	09/30/2014
	Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount
Brazilian Real	7.2%	1,060,780	8.2%	1,744,465
American Dollar	2.0%	525,665	2.1%	276,400
Dominican Peso	9.1%	7,283	9.1%	7,283
Interest rate post fixed		1,593,728		2,028,148

Brazilian Real	6.5%	764,981	4.9%	395,025
Argentinean Peso	30.1%	345,609	30.1%	345,609
Dominican Peso	10.4%	56,023	10.4%	56,023
American Dollar	1.5%	91,884	5.1%	27,422
Guatemala´s Quetzal	7.9%	7,727	7.9%	7,725
Interest rate pre-set		1,266,224		831,804

	12/31/2013
	Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount
Brazilian Real	7.2%	1,254,048	8.2%	2,019,903
American Dollar	1.7%	732,832	1.7%	390,233
Dominican Peso	8.1%	28,952	8.1%	28,952
Interest rate post fixed		2,015,831		2,439,088

Brazilian Real	5.9%	682,658	3.5%	403,627
Dominican Peso	13.0%	47,116	13.0%	47,116
American Dollar	0.5%	160,240	5.5%	16,015
Interest rate pre-set		890,014		466,758

Interest rate sensitivity analysis

To perform the sensitivity analysis, the Company took into account that the greatest possible impact on income / interest expense in the case of a short position in an interest rate futures contract is where the Referential Rate (“TR”) rises. Ambev S.A. estimated the possible loss, considering a scenario of variable interest rates.

•         Base scenario: fluctuation of interest rates, with all other variables remaining constant, based on the annual volatility using a horizon of observations of the last 250 days on September 30, 2014;

•         Adverse scenario: 25% fluctuation of interest rates, with all other variables remaining constant;

•         Remote scenario: 50% fluctuation of interest rates, with all other variables remaining constant.

	09/30/2014
	Probable scenario	Adverse scenario	Remote scenario
Interest expense impact	9,240	28,157	56,315
Interest income impact	33,055	100,842	201,684

 a.3) Commodity Risk

A significant portion of the Company inputs comprises commodities, which historically have experienced substantial price fluctuations. The Company therefore uses both fixed price purchasing contracts and derivative instruments to minimize its exposure to commodity price volatility. The Company has important exposures to the following commodities: aluminum, sugar, wheat and corn. These derivative instruments have been designated as cash flow hedges.

The table below shows the major commodities net positions on September 30, 2014.

	09/30/2014			12/31/2013
	Total Exposure	Total de Derivatives	Open Position	Total Exposure	Total de Derivatives	Open Position
Aluminum	(743,960)	743,960	-	(875,521)	875,521	-
Sugar	(309,285)	309,285	-	(342,936)	342,936	-
Wheat	(23,771)	23,771	-	(445,438)	445,438	-
Heating oil	(26,912)	26,912	-	(28,204)	28,204	-
Crude oil	(18,506)	18,506	-	(24,168)	24,168	-
Natural Gas	(7,751)	7,751	-	(5,581)	5,581	-
Paraxylene	(134,691)	134,691	-	-	-	-
Corn	(271,264)	271,264	-	(233,390)	233,390	-
Total	(1,536,140)	1,536,140	-	(1,955,238)	1,955,238	-

 Commodities sensitivity analysis

The table below shows the estimated impact on equity from the calculation of parametric VaR (Probable Scenario), 25% fluctuation (Adverse scenario) and 50% (Remote scenario) in commodities prices. As they are cash flow hedge operations, the impact in equity will generate results inversely proportional to the impact on the acquisition cost of commodities.

	Impact on Equity
	09/30/2014				12/31/2013
	Probable scenario	Adverse scenario	Remote scenario	Probable scenario	Adverse scenario	Remote scenario

Aluminum	(85,556)	(185,990)	(371,980)	(90,261)	(218,880)	(437,760)
Sugar	(6,097)	(77,321)	(154,642)	(35,768)	(85,734)	(171,468)
Wheat	73,223	(5,943)	(11,885)	(50,303)	(111,359)	(222,719)
Heating oil	(1,099)	(6,728)	(13,456)	(2,806)	(7,051)	(14,102)
Crude oil	(899)	(4,627)	(9,253)	(2,584)	(6,042)	(12,084)
Natural Gas	(1,938)	(1,938)	(3,875)	(1,119)	(1,395)	(2,791)
Paraxylene	(1,405)	(3,646)	(7,292)	-	-	-
Corn	67,431	(97,843)	(195,685)	(51,269)	(58,347)	(116,695)
	43,660	(384,036)	(768,068)	(234,110)	(488,808)	(977,619)

(b) Credit Risk

Concentration of credit risk on trade receivables

A substantial part of the Company’s sales is made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not experienced significant losses on receivables from customers.

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized to the extent that negotiations are carried out only with a select group of highly rated counterparties.

The selection process of financial institutions authorized to operate as the Company’s counterparties is set forth in our Credit Risk Policy. This Credit Risk Policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty's capitalization.

In order to minimize the risk of credit with its counterparties on significant derivative transactions, the Company has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

As of September 30, 2014, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, Caixa Econômica Federal, Bradesco, Merrill Lynch, Morgan Stanley, Deutsche Bank, Itaú-Unibanco, Citibank, Toronto Dominion Bank, ING, JP Morgan Chase, Santander and Banco Safra. The Company had derivatives agreements with the following financial institutions: Barclays, Citibank, Merril Lynch, Morgan Stanley, Deutsche Bank, Itaú-Unibanco, JP Morgan Chase, Santander, ScotiaBank, Société Générale, Banco Bisa, Banco de Crédito do Peru, BNB, BNP Paribas, Macquarie and TD Securities.

The carrying amount of cash and cash equivalents, investment securities, trade and other receivables excluding prepaid expenses, taxes receivable and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risk as of September 30, 2014. There was no concentration of credit risk with any counterparties as of September 30, 2014.

(c) Liquidity risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative instruments and access to loan facilities are sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

(d) Capital management

Ambev S.A. is continuously optimizing its capital structure targeting to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. Besides the statutory minimum equity funding requirements that apply to the Company’s subsidiaries in the different countries, Ambev S.A. is not subject to any externally imposed capital requirements.  When analyzing its capital structure, the Company uses the same debt ratings and capital classifications as applied in the Company’s financial statements.

19.2) Financial instruments

(a) Financial instruments categories

Management of these financial instruments held by the Company is effected through operational strategies and internal controls to assure liquidity, profitability and transaction security. Financial instruments transactions are regularly reviewed for the effectiveness of the risk exposure that management intends to cover (foreign exchange, interest rate, etc.).

The table below shows all financial instruments recognized in the financial statements, segregated by category:

	09/30/2014
	Loans and receivables	Held to maturity	Available for sale	Financial assets/liabilities at fair value through profit or loss	Derivatives hedge	Financial liabilities through amortized cost	Total
Financial assets
Cash and cash equivalents	5,748,116	-	-	-	-	-	5,748,116
Investment securities	-	75,580	-	526,789	-	-	602,369
Trade and other receivables excluding prepaid expenses and taxes receivable	4,886,279	-	-	-	-	-	4,886,279
Financial instruments derivatives	-	-	-	147,403	304,441	-	451,844
Total	10,634,395	75,580	-	674,192	304,441	-	11,688,608
Financial liabilities
Trade and other payables excluding tax payables	-	-	-	2,810,679	-	8,327,548	11,138,227
Financial instruments derivatives	-	-	-	298,390	599,363	-	897,753
Interest-bearning loans and borrowings	-	-	-	-	-	2,513,977	2,513,977
Total	-	-	-	3,109,069	599,363	10,841,525	14,549,957

	12/31/2013
	Loans and receivables	Held to maturity	Available for sale	Financial assets/ liabilities at fair value through profit or loss	Derivatives hedge	Financial liabilities through amortized cost	Total
Financial assets
Cash and cash equivalents	11,538,241	-	-	-	-	-	11,538,241
Investment securities	-	63,796	-	288,604	-	-	352,400
Trade and other receivables excluding prepaid expenses and taxes receivable	4,953,223	-	-	-	-	-	4,953,223
Financial instruments derivatives	-	-	-	249,993	361,311	-	611,304
Total	16,491,464	63,796	-	538,597	361,311	-	17,455,168
Financial liabilities
Trade and other payables excluding tax payables	-	-	-	2,520,747	-	10,623,075	13,143,822
Financial instruments derivatives	-	-	-	653,632	324,427	-	978,059
Interest-bearning loans and borrowings	-	-	-	-	-	2,905,845	2,905,845
Total	-	-	-	3,174,379	324,427	13,528,920	17,027,726

(b) Classification of financial instruments by type of fair value measurement

IFRS 13 Fair Value Measurement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Also pursuant to IFRS 13, financial instruments measured at fair value shall be classified within the following categories:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date valuation;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – unobservable inputs for the asset or liability.

	09/30/2014
	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	526,789	-	-	526,789
Derivatives assets at fair value through profit or loss	24,471	159,946	-	184,417
Derivatives - cash flow hedge	144,712	63,457	-	208,169
Derivatives - investment hedge	11,203	48,054	-	59,257
	707,175	271,457	-	978,632

Financial liabilities
Financial liabilities at fair value through profit and loss (i)	-	-	2,810,679	2,810,679
Derivatives liabilities at fair value through profit or loss	36,218	324,333	-	360,551
Derivatives - cash flow hedge	381,970	45,561	-	427,531
Derivatives - fair value hedge	-	15,251	-	15,251
Derivatives - investment hedge	5,138	89,282	-	94,420
	423,325	474,428	2,810,679	3,708,432

	12/31/2013
	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	288,604	-	-	288,604
Derivatives assets at fair value through profit or loss	62,269	187,722	-	249,991
Derivatives - cash flow hedge	154,318	131,132	-	285,450
Derivatives - investment hedge	698	75,165	-	75,863
	505,889	394,019	-	899,908

Financial liabilities
Financial liabilities at fair value through profit and loss (i)	-	-	2,520,747	2,520,747
Derivatives liabilities at fair value through profit or loss	38,424	615,208	-	653,632
Derivatives - cash flow hedge	160,878	80,548	-	241,426
Derivatives - fair value hedge	-	17,446	-	17,446
Derivatives - investment hedge	31,010	34,545	-	65,555
	230,312	747,747	2,520,747	3,498,806

(i) As part of the CNDacquisition agreement, a sell option  (“put”) was issued by the Company and a purchase option (“call”) was issued by E. León Jimenes S.A. (“ELJ”), which may result in an acquisition by the Company of the remaining shares of CND, for a value based on EBITDA multiples, being “put” exercisable annually until 2019 and the “call” in 2019. On September 30, 2014 the put option held by ELJ is valued at R$2,810,679 and the liability was recorded against equity in accordance with the IFRS 3 and categorized as “Level 3”. No value has been assigned to the call option held by the Company. The fair value of this consideration deferred was calculated by using standard valuation techniques (present value of the principal amount and future interest rates, discounted by the market rate). The criteria used are based on market information and from reliable sources and they are revaluated on an annual basis at the same moment that the Company applies the impairment test. The changes of this option are presented as follows:

Reconciliation of changes in the categorization of Level 3

Financial liabilities at December 31, 2013	2,520,747
Total income/loss in the period	289,932
Losses recognized in net income	232,312
Losses recognized in equity	57,620
Financial liabilities at September 30, 2014	2,810,679

(c) Fair value of financial liabilities measured at amortized cost

The Company’s liabilities, interest-bearing loans and borrowings, trade and other payables excluding tax payables, are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each period.

Had the Company recognized its financial liabilities measured at amortized at cost, at market value, it would have recorded an additional loss, before income tax and social contribution, of approximately R$(10,493) on September 30, 2014 (R$(11,593) on December, 31 2013), as presented below:

	09/30/2014			12/31/2013
Financial liabilities	Book	Market	Difference	Book	Market	Difference
International financing (other currencies)	418,210	418,210	-	605,562	605,562	-
FINEP	86,481	86,481	-	86,415	86,415	-
BNDES/CCB	1,260,856	1,260,856	-	1,381,021	1,381,021	-
Bond 2017	249,264	249,264	-	342,416	342,416	-
Debentures	283,477	293,970	(10,493)	279,032	290,625	(11,593)
Fiscal incentives	194,948	194,948	-	190,235	190,235	-
Finance leasing	20,741	20,741	-	21,164	21,164	-
Trade and other paylables	8,327,548	8,327,548	-	10,623,075	10,623,075	-
	10,841,525	10,852,018	(10,493)	13,528,920	13,540,513	(11,593)

The criterion used to determine the market value of the debt securities was based on quotations of investment brokers, on quotations of banks which provide services to Ambev S.A. and on the secondary market value of bonds as of September 30, 2014, being approximately 97.99% for Bond 2017 (96.88% on December 31, 2013).

(d) Derivate financial instruments

To meet its objectives, the Company and its subsidiaries use currency, interest, and commodity derivative instruments. Derivative instruments authorized by the Financial Risk Management Policy are futures contracts traded on exchanges, full deliverable forwards, non-deliverable forwards, swaps and options. At September 30, 2014, the Company and its subsidiaries had no target forward, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of their contracts. The derivative operations are classified by strategies according to their purposes, as follows:

i) Cash flow hedge derivative instruments – The highly probable forecast transactions contracted in order to minimize the Company's exposure to fluctuations of exchange rates and prices of raw materials, investments, equipment and services to be procured, protected by cash flow hedges that shall occur at various different dates during the next fourteen months. Gains and losses classified as hedging reserve in equity are recognized in the income statement in the period or periods when the forecast and hedged transaction affects the income statement. This occurs in the period of up to fourteen months from the balance sheet date in accordance with the Company’s Financial Risk Management Policy.

ii) Fair value hedge derivative instruments – operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Cash net positions and foreign currency debts are continually assessed for identification of new exposures.

The results of these operations, measured according to their fair value, are recognized in financial results.

iii) Net investment hedge derivative instruments – transactions entered into in order to minimize exposure of the exchange differences arising from translation of net investment in the Company's subsidiaries located abroad for translation account balance. The effective part of the hedge is allocated to equity and the ineffectiveness part is recorded directly in financial results.

iv) Derivatives measured at fair value though profit or loss – operations contracted with the purpose of protect the Company against fluctuations on income statement, but do not meet the hedge accounting requirements set out in IAS 39 Financial Instruments: Recognition and Measurement. They refer to derivative instruments contracted in order to minimize the volatility of income tax and social contribution related to the foreign exchange gains/losses on loan agreements between the Company and its subsidiaries abroad. Such derivatives are measured at fair value with gains and losses recognized on an accrual basis within income tax expense, on income statement.

As of September 30, 2014 the contracted amounts of these instruments and their respective fair values, as well as the cumulative effects in the period, are detailed in the table below:

Risk factor	Financial instruments	09/30/2014			Nine-month period ended: 09/30/2014	Three-month period ended: 09/30/2014
		Valor Nocional(i)	Fair Value		Gains/ (Losses)(iii)	Gains/ (Losses)
			Asset	Liability
Foreign currency	Future contracts (ii)	4,115,412	355	(17,090)	38,475	342,105
Foreign currency	Option to acquire	-	-	-	(19,091)	-
Foreign currency	Non Deliverable Forwards	1,785,649	17,466	(29,831)	246,376	131,690
Foreign currency	Deliverable Forwards	732,973	17,986	(9,225)	21,253	18,716
Commodity	Future contracts (ii)	765,268	144,867	(359,276)	(122,160)	(140,763)
Commodity	Swaps	770,872	27,496	(12,109)	25,560	18,002
Cash flow hedge		8,170,174	208,170	(427,531)	190,413	369,750
Foreign currency	Future contracts (ii)	2,718,881	17,675	(28,561)	96,493	227,899
Foreign currency	Option to acquire	-	-	-	(22,044)	-
Foreign currency	Swaps	251,986	2,999	-	(651)	(651)
Foreign currency	Non Deliverable Forwards	(1,326,873)	11,177	(32,510)	(214,235)	(47,812)
Interest rates	Future contracts (ii)	(770,000)	234	(1,090)	(2,357)	(666)
Interest rates	Swaps	397,393	4,928	(15,251)	2,895	(3,657)
Fair value hedge		1,271,387	37,013	(77,412)	(139,899)	175,113
Foreign currency	Future contracts (ii)	(1,614,327)	11,203	(5,138)	(69,883)	(327,527)
Foreign currency	Swaps / Non Deliverable Forwards	(1,132,877)	48,054	(89,282)	(10,656)	(86,052)
Net Investment hedge		(2,747,204)	59,257	(94,420)	(80,539)	(413,579)
Foreign currency	Future contracts (ii)	15,589	6,560	(6,567)	(10,518)	(34,154)
Foreign currency	Swaps / Non Deliverable Forwards	(5,105,716)	140,843	(291,823)	(123,026)	(220,518)
Derivatives at fair value through profit or loss		(5.090.127)	147,403	(298,390)	(133,544)	(254,672)
Total Derivatives		1,604,230	451,843	(897,753)	(163,569)	(123,388)

Risk factor	Financial instruments	12/31/2013			Nine-month period ended: 09/30/2013	Three-month period ended: 09/30/2013
		Valor Nocional(i)	Fair Value		Gains/ (Losses)(iii)	Gains/ (Losses)
			Asset	Liability
Foreign currency	Future contracts (ii)	3,406,401	26,918	(694)	76,521	394,161
Foreign currency	Option to acquire	972,179	119,131	-	36,741	1,385
Foreign currency	Non Deliverable Forwards	1,081,099	96,164	(3,747)	193,200	14,478
Foreign currency	Deliverable Forwards	540,173	19,048	1,395	5,988	12,305
Commodity	Future contracts (ii)	1,051,513	14,033	(161,061)	(155,187)	64,816
Commodity	Swaps	903,724	15,186	(79,823)	(92,507)	(23,339)
Cash flow hedge		7,955,090	290,480	(243,930)	64,756	463,806
Foreign currency	Future contracts (ii)	2,958,378	33,909	(13,781)	78,513	70,496
Foreign currency	Option to acquire	-	-	-	(22,936)	(15,893)
Foreign currency	Swaps	251,986	643	(25,926)	(9,304)	(12,843)
Foreign currency	Non Deliverable Forwards	(1,276,967)	587	(45,950)	(47,396)	(1,840)
Foreign currency	Deliverable Forwards	-	-	-	(10,726)	-
Interest rates	Future contracts (ii)	(350,000)	477	(646)	(5,761)	(54,240)
Interest rates	Swaps	300,000	-	(17,449)	(24,124)	25,866
Fair value hedge		1,883,397	35,616	(103,752)	(41,734)	11,546
Foreign currency	Future contracts (ii)	(4,141,365)	698	(31,010)	(99,340)	(3,246)
Foreign currency	Swaps / Non Deliverable Forwards	931,394	75,165	(34,545)	(40,431)	(118,815)
Net Investment hedge		(3,209,971)	75,863	(65,555)	(139,771)	(122,061)
Foreign currency	Future contracts (ii)	(52,591)	22,853	(23,543)	(169,929)	(138,849)
Foreign currency	Swaps / Non Deliverable Forwards	(4,206,697)	186,492	(541,279)	(15,376)	(99,863)
Derivatives at fair value through profit or loss		(4.259.288)	209,345	(564,822)	(185,305)	(238,712)
Total Derivatives		2,369,228	611,304	(978,059)	(302,054)	114,579

 (i) The positive positions refer to long positions and the negative positions refer to short positions.

(ii) The future contracts are traded on organized futures exchanges, while other derivative financial instruments are negotiated directly with financial institutions.

(iii) The result of R$190,413 (R$65,756 as of September 30, 2013) related to cash flow hedge was recognized in equity (hedge reserves) as the result of net investment hedge in an amount of R$(80,539) (R$(139,771)) as of September 30, 2013) which was allocated as income (losses) on translation of subsidiaries operations as presented in Other comprehensive income.

The result of the fair value hedges of R$(139,899) (R$41,734 as of September 30, 2013), as the result of derivatives measured at fair value though profit or loss, in the amount of R$133,544 (R$(185,305) as of September 30, 2013) were recognized in income statement.

As of September 30, 2014 the Notional and Fair Value amounts per instrument/ maturity were as follows:

Purpose / Risk / Instruments		Notional
		2014	2015	2016	2017	Total

Foreign currency	Future contracts (i)	4,115,412	-	-	-	4,115,412
Foreign currency	Option to acquire	-	-	-	-	-
Foreign currency	Non Deliverable Forwards	453,526	1,332,123	-	-	1,785,649
Foreign currency	Deliverable Forwards	154,184	578,789	-	-	732,973
Commodity	Future contracts (i)	193,575	571,693	-	-	765,268
Commodity	Swaps	256,590	514,282	-	-	770,872
Cash flow hedge		5,173,287	2,996,887	-	-	8,170,174
Foreign currency	Future contracts (i)	2,718,881	-	-	-	2,718,881
Foreign currency	Swaps	-	251,986	-	-	251,986
Foreign currency	Non Deliverable Forwards	(1,326,873)	-	-	-	(1,326,873)
Interest rates	Future contracts (i)	-	(100,000)	(370,000)	(300,000)	(770,000)
Interest rates	Swaps	-	-	-	397,393	397,393
Fair value hedge		1,392,008	151,986	(370,000)	97,393	1,271,387
Foreign currency	Future contracts (i)	(1,614,327)	-	-	-	(1,614,327)
Foreign currency	Non Deliverable Forwards	(1,132,877)	-	-	-	(1,132,877)
Net Investment hedge		(2.747.204)	-	-	-	(2,747,204)
Foreign currency	Future contracts (i)	15,589	-	-	-	15,589
Foreign currency	Swaps / Non Deliverable Forwards	(5,105,716)	-	-	-	(5,105,716)
Derivatives at fair value through profit or loss		(5.090.127)	-	-	-	(5,090,127)
Total Derivatives		(1,272,036)	3,148,873	(370,000)	97,393	1,604,230

(i)       The positive positions refer to long positions and the negative positions refer to short positions.

Purpose / Risk / Instruments		Fair Value
		2014	2015	2016	2017	Total

Foreign currency	Future contracts (i)	(16,735)	-	-	-	(16,735)
Foreign currency	Option to acquire	-	-	-	-	-
Foreign currency	Non Deliverable Forwards	(5,028)	(7,337)	-	-	(12,365)
Foreign currency	Deliverable Forwards	6,657	2,104	-	-	8,761
Commodity	Future contracts (i)	(128,170)	(86,239)	-	-	(214,409)
Commodity	Swaps	4,473	10,914	-	-	15,387
Cash flow hedge		(138,803)	(80,558)	-	-	(219,361)
Foreign currency	Future contracts (i)	(10,886)	-	-	-	(10,886)
Foreign currency	Swaps	-	2,999	-	-	2,999
Foreign currency	Non Deliverable Forwards	(21,333)	-	-	-	(21,333)
Interest rates	Future contracts (i)	-	(27)	(307)	(522)	(856)
Interest rates	Swaps	-	-	-	(10,323)	(10,323)
Fair value hedge		(32,219)	2,972	(307)	(10,845)	(40,399)
Foreign currency	Future contracts (i)	6,065	-	-	-	6,065
Foreign currency	Non Deliverable Forwards	(41,228)	-	-	-	(41,228)
Net Investment hedge		(35.163)	-	-	-	(35,163)
Foreign currency	Future contracts(i)	(7)	-	-	-	(7)
Foreign currency	Swaps/Non Deliverable Forwards	(150,980)	-	-	-	(150,980)
Derivatives at fair value through profit or loss		(150.987)	-	-	-	(150,987)
Total Derivatives		(357,172)	(77,586)	(307)	(10,845)	(445,910)

Sensitivity analysis

The Company mitigates risks arising from non-derivative financial assets and liabilities substantially, through derivative instruments. In this context, the Company has identified the main risk factors that may generate losses from these derivative financial instruments and has developed a sensitivity analysis based on three scenarios, which may impact the Company’s future results, as described below:

1 – Base scenario: stable foreign exchange rate, interest rates and commodity prices at the same levels observed on September 30, 2014.

2 – Probable scenario: Management expectations of deterioration in each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses parametric Value at Risk – VaR. is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days for the calculation, which are presented in the module.

3 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on September 30, 2014.

4 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on September 30, 2014.

Risk factor	Financial instruments	Base scenario	Probable scenario	Adverse scenario	Remote scenario
Foreign currency decrease	Future contracts	(16,735)	(267,883)	(1,045,588)	(2.074.441)
Foreign currency decrease	Option to acquire	-	-	-	-
Foreign currency decrease	Non Deliverable Forwards	(12,365)	(90,792)	(458,777)	(905.189)
Foreign currency decrease	Deliverable Forwards	8,761	(23,995)	(174,483)	(357.726)
Commodity decrease	Future contracts	(214,409)	(84,094)	(405,725)	(597.042)
Commodity decrease	Swaps	15,387	(71,269)	(177,331)	(370.049)
Cash flow hedge		(219,361)	(538,033)	(2,261,904)	(4.304.447)
Foreign currency decrease	Future contracts	(10,886)	(176,912)	(690,605)	(1.370.326)
Dollar decrease	Swaps	2,999	(16,351)	(59,998)	(122.995)
Dollar and Euro decrease	Non Deliverable Forwards	(21,333)	(86,454)	(353,051)	(684.770)
Increase in tax interest	Future contracts	(856)	-	(901)	(943)
Increase in tax interest	Swaps	(10,323)	(19,466)	(17,486)	(33.969)
Fair value hedge		(40,399)	(299,183)	(1,122,041)	(2.213.003)
Foreign currency increase	Future contracts	6,065	(104,747)	(397,516)	(801.098)
Foreign currency increase	Non Deliverable Forwards	(41,228)	(107,650)	(324,448)	(607.667)
Net Investment hedge		(35,163)	(212,397)	(721,964)	(1.408.765)
Foreign currency increase	Future contracts	(7)	(1,095)	(3,905)	(7.802)
Foreign currency increase	Swaps/Non Deliverable Forwards	(150,980)	(349,417)	(1,427,410)	(2.703.839)
Derivatives at fair value through profit or loss		(150.987)	(350,512)	(1,431,315)	(2,711,641)

Transaction	Risk	Base scenario	Probable scenario	Adverse scenario	Remote scenario
Foreign exchange hedge	Dollar and Euro decrease	(13,070)	(361,366)	(1,604,836)	(3,196,602)
Input purchase		13,070	361,366	1,604,836	3,196,602
Commodities hedge	Decrease on commodities price	(199,022)	(155,363)	(583,056)	(967,091)
Input purchase		199,022	155,363	583,056	967,091
Foreign exchange hedge	Dollar and Euro decrease	(7,269)	(21,304)	(74,012)	(140,754)
Capex purchase		7,269	21,304	74,012	140,754
Cash flow hedge		(219,361)	(538,033)	(2,261,904)	(4,304,447)
Operational purchase		219,361	538,033	2,261,904	4,304,447
Net effect		-	-	-	-

Foreign exchange hedge	Foreign currency increase	(29,220)	(279,717)	(1,103,655)	(2,178,091)
Net debt		29,220	270,950	1,012,028	1,994,837
Interest rate hedge	Increase in tax interest	(11,179)	(19,466)	(18,386)	(34,912)
Interest expense		11,179	19,466	18,386	34,912
Fair value hedge		(40,399)	(299,183)	(1,122,041)	(2,213,003)
Net debt and interest		40,399	290,416	1,030,414	2,029,749
Net effect		-	(8,767)	(91,627)	(183,254)

Investment hedge	Dollar increase	(35,163)	(212,397)	(721,964)	(1,408,765)
Fiscal expense		35,163	212,397	721,964	1,408,765
Net Investment hedge		(35,163)	(212,397)	(721,964)	(1,408,765)
Fiscal expense		35,163	212,397	721,964	1,408,765
Net effect		-	-	-	-

Foreign exchange hedge	Dollar increase	(150,987)	(350,512)	(1,431,315)	(2,711,641)
Fiscal expense		150,987	350,512	1,431,315	2,711,641
Derivatives at fair value through profit or loss		(150.987)	(350,512)	(1,431,315)	(2,711,641)
Fiscal expense		150,987	350,512	1,431,315	2,711,641
Net effect		-	-	-	-

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value, where the difference between the result of the asset and liability amount generates the swaps market value. For the traded derivative financial instruments, the fair value is calculated according to the adjusted exchange-listed price.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative instruments, as of September 30, 2014 the Company held R$712,586 in investments securities or cash investments available on demand, classified as cash and cash equivalents (R$647,847 on December 31, 2013).

Offsetting financial assets and liabilities

The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	09/30/2014
	Amounts offset			Amounts not offset
	Assets	Liabilities	Net amounts presented	Financial instruments	Cash collateral	Net
Derivatives assets	451,843	-	451,843	(271,457)	-	180,386
Derivatives liabilities	-	(897,753)	(897,753)	271,457	51,573	(574,723)
Total Derivatives	451,843	(897,753)	(445,910)	-	51,573	(394,337)

	12/31/2013
	Amounts offset			Amounts not offset
	Assets	Liabilities	Net amounts presented	Financial instruments	Cash collateral	Net
Derivatives assets	611,304	-	611,304	(314,782)	-	296,522
Derivatives liabilities	-	(978,059)	(978,059)	314,782	49,443	(613,834)
Total Derivatives	611,304	(978,059)	(366,755)	-	49,443	(317,312)

For the financial assets and liabilities subject to enforceable master netting agreements or similar agreements above, each agreement between the Company and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such election, financial assets and liabilities will be settled on a gross basis, however, each party to the master net agreement will have the option to settle all such amounts on a net basis in the event of default of the other part.

20. COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPLLIERS, ADVANCES FROM CUSTOMERS AND OTHER

	09/30/2014	12/31/2013
Collateral given for own liabilities	1,227,337	1,193,932
Other commitments	462,588	447,246
	1,689,925	1,641,178

Commitments with suppliers	8,327,986	11,918,718
Commitments - Bond 2017	300,000	300,000
	8,627,986	12,218,718

As of on September 30, 2014 the collateral provided for liabilities totaled approximately R$1,689,925, including R$517,300 of cash guarantees. The deposits in cash used as guarantees are presented as part of the receivables. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, Ambev S.A. maintained as at September 30, 2014, R$698,418 in highly liquid financial investments or in cash (Note 19).

Most of the balance relates to commitments with suppliers of packaging.

The Company is guarantor of the Bond 2017.

Future contractual commitments as of September 30, 2014 and December 31, 2013 are as follows:

	09/30/2014	12/31/2013
Less than 1 year	3,524,795	3,438,320
Between 1 and 2 years	2,345,077	2,379,406
More than 2 years	2,758,114	6,400,992
	8,627,986	12,218,718

21. CONTINGENCIES

The Company has contingent liabilities arising from lawsuits in the normal course of its business.

Contingent liabilities with a probable likelihood of loss are fully recorded as liabilities (Note 11).

The Company also has lawsuits related to tax, civil and labor, for which the likelihood of loss classified by management as possible and for which there are no provisions. Estimates of amounts of possible losses are as follows:

	09/30/2014	12/31/2013

PIS and COFINS	289,818	363,919
ICMS and IPI	5,416,585	3,807,350
IRPJ and CSLL	11,363,911	10,196,153
Labor	154,966	135,736
Civil	409,041	161,613
Others	1,538,821	1,386,559
	19,173,142	16,051,330

 New lawsuits with a likelihood of possible loss

On March 4, 2014, the Company received two tax assessments related to Income Tax, which amount as of September 30, 2014 are R$501,890 and R$125,947, respectively. The object of these tax assessments is the disallowance of the income tax paid by overseas subsidiaries of the Company. The payments overseas were considered for the composition of a credit in Brazil regarding the year of 2009, as the legislation authorizes it, and after were the subject of compensation for payment of other federal taxes. The Company filed a defense for the two cases and is awaiting decision.

During the third quarter of 2014, Ambev was notified of a tax assessment from the Brazilian Federal Tax Authorities relating to IPI excise tax, supposedly due over remittances of finished goods to other related factories. Ambev management estimates the possible losses related to these assessments to be approximately R$ 502,160 as of September 2014. Ambev has not recorded any provision in connection therewith.

Ambev is currently challenging tax assessments from the States of São Paulo, Rio de Janeiro and Minas Gerais, which question the legality of tax credits arising from existing tax incentives received by the Company in other States. During the third quarter of 2014, Ambev received other tax assessments related to the same issue, in the total amount of R$ 506,596. Ambev management estimates the possible losses related to these assessments to be approximately R$ 1,000,277 as of September 2014. Ambev has not recorded any provision in connection therewith.

There were no other changes in the other main processes with possible likelihood of loss classification as of September 30, 2014, compared to those presented in the financial statements as of December 31, 2013.

Contingent assets

According to IAS 37, contingent assets are not recorded, except when there are real guarantees or favorable legal decisions.

22. RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

The Company adopts corporate governance practices and those recommended and/or required by the applicable law.

Under the Company’s bylaws the Board of Directors is responsible for approving any transaction or agreements between the Company and/or any of its subsidiaries, directors and/or shareholders (including shareholders, direct or indirect shareholders of the Company). The Compliance Committee of the Company is required to advise the Board of Directors of the Company in matters related to transactions with related parties.

Management is prohibited from interfering in any transaction in which conflict exists, even in theory, with the Company interests. It is also not permitted to interfere in decisions of any other management member, requiring documentation in the Minutes of Board’s Meeting any decision to abstain from the specific deliberation.

The Company’s guidelines with related parties follow reasonable or commutative terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties. These are clearly disclosed in the financial statements as reflected in written contracts.

Transactions with management members:

In addition to short-term benefits (primarily salaries), the management members are entitled to post-employment benefits, such as retirement benefits and health and dental care. Moreover, management members are entitled to participate in Stock Option Plan (Note 18).

Total expenses related to the Company’s management members in key functions are as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2014	09/30/2013	09/30/2014	09/30/2013

Short-term benefits (i)	18,067	12,941	5,887	3,395
Share-based payments (ii)	20,698	28,528	5,443	8,913
Total key management remuneration	38,765	41,469	11,330	12,308

(i) These correspond substantially to salaries and profit sharing (including performance bonuses).

(ii) These correspond to the compensation cost of stock options granted to management. These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the abovementioned plan (Note 18) and the stock option plans, the Company no longer has any type of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's Shareholders’:

a) Medical, dental and other benefits

The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficiência (“Fundação Zerrenner) is one of Ambev S.A.’s shareholders, and at September 30, 2014 held 9.76% of total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev S.A.’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, through direct initiatives or through financial assistance agreements with other entities. On September 30, 2014 and December 31, 2013, actuarial responsibilities related to the benefits provided directly by Fundação Zerrenner are fully funded by plan assets, held for that purpose, which significantly exceeds the liabilities at that date. Ambev S.A. recognizes the assets (prepaid expenses) of this plan to the extent of amounts from economic benefits available to the Company, arising from reimbursements or future contributions reduction.

The expenses incurred by Fundação Zerrenner in providing these benefits totaled R$146,011 in the period ended September 30, 2014 (R$128,304 as of September 30, 2013), of which R$129,489 (R$112,853 as of September 30, 2013) related to active employees and R$16,522 (R$15,451 as of September 30, 2013) related to retirees.

b) Special Goodwill Reserve

As a result of the merger of InBev Holding Brazil S.A. by the Company in 2005, the Company benefits, each year, from the amortization of tax deductible goodwill pursuant to CVM Instruction 319/99. The balance of the special goodwill reserve as of September 30, 2014 was R$2,048 (R$313,872 as of December 31, 2013) which may be used for future capital increases.

c) Leasing – Ambev S.A. head office

Ambev S.A. has a leasing agreement of two commercial sets with Fundação Zerrenner, which is under negotiation between the parties, to determine the trade terms to be applied until the end of the contract on January 31, 2018.

d) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada, Ecuador, Guatemala, Dominican Republic and Paraguay. In addition, the Company produces and distributes Stella Artois products under license to ABI in Brazil, Canada, Argentina, and other countries and, by means of a license granted to ABI, it also distributes Brahma’s product in parts of Europe, Asia and Africa. The amount recorded was R$1,269 (R$11,498 as of September 30, 2013) and R$210,540 (R$181,137 as of September 30, 2013) as licensing income and expense, respectively.

23. EVENTS AFTER THE REPORTING PERIOD

i) In the Board of Directors’ Meeting held on October 15, 2014, the members of the Company’s Board of Directors approved:

(i) considering the exercise, by certain beneficiaries, of some stock options granted in accordance with the Company’s stock option program, within the Company’s limit of authorized capital, in accordance with section 6 of its By-laws, as well as section 168 of Law nº 6,404/76, as amended, a capital increase in the total amount of R$ 47,406, upon issuance of 9,589,195 new common shares, at the issuance price of R$ 4.94 per share, without preemptive rights, pursuant to paragraph 3 of section 171 of Law nº 6,404/76 and the rules under the Stock Option Plan of the Company currently in force. The newly issued shares deriving from the referred capital increase shall grant its holders the same rights and benefits that may be declared from time to time as the currently Company’s outstanding shares. Therefore, the Company’s capital is changed to R$57,556,245, divided into 15,709,097,596 common shares, without pair value.

(ii) based on the Company‘s extraordinary balance sheet dated September 30, 2014, approved the distribution of dividends in the amount of R$0.22 for each share of the Company, to be deducted from the results of the 2014 fiscal year and attributed to the minimum mandatory dividends for the same year. The distribution of dividends will be made without withholding income tax, pursuant to applicable law.

The aforementioned payments shall be made as from November 13, 2014 (ad referendum of the Annual Shareholders‘ Meeting), considering the shareholding on and including October 27, 2014, with respect to BM&F Bovespa, and October 30, 2014, with respect to the New York Stock Exchange, without any monetary adjustment.

ii) In the Extraordinary General Meeting of Ambev S.A., held on October 1, 2014, the merger of Londrina Bebidas was approved by Ambev S.A.

As a result of the merger the Company received by its respective book values, all the assets, rights and obligations of Londrina Bebidas, which were extinguished and its shares have been canceled and being successful by the Company, pursuant to Brazilian law.

The merger of Londrina Bebidas will not result in an increase or decrease to the Company’s net equity or capital stock because the net equity of Londrina Bebidas, a wholly-owned subsidiary of the Company, is already fully reflected in the Company’s net equity, due to the Company’s observance of the equity method of accounting.

With the liquidation of Londrina Bebidas, its quotas will be extinguished with no issuance of the Company shares in consideration for shareholder rights

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2014

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer